SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION - ITR	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	March 31, 2010

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 - CVM CODE 01763-9	2 – COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - National Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21
4 – State Registration Number – NIRE 33.3.0027696-3

01.02 - HEAD OFFICE

1 - ADDRESS Avenida das Américas, 3434, Bloco 1 7º andar - parte			2 – SUBURB OR DISTRICT Barra da Tijuca
3 – POSTAL CODE 22640-102	4 – MUNICIPALITY Rio de Janeiro		5 – STATE Rio de Janeiro
6 - AREA CODE 21	7 – TELEPHONE 4009-3742	8 – TELEPHONE 4009-4017	9 – TELEPHONE -	10 – TELEX -
11 - AREA CODE 21	12 – FAX 4009-3314	13 – FAX 4009-3990	14 – FAX -	-
15 - E-MAIL rtostes@timbrasil.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME Claudio Zezza
2 – ADDRESS Avenida das Américas, 3434, Bloco 1 7º andar - parte		3 – SUBURB OR DISTRICT Barra da Tijuca
3 – POSTAL CODE 22640-102	4 – MUNICIPALITY Rio de Janeiro			5 – STATE Rio de Janeiro
6 - AREA CODE 21	7 – TELEPHONE 4009-3742	8 – TELEPHONE 4009-4017	9 – TELEPHONE -	10 – TELEX -
11 - AREA CODE 21	12 – FAX 4009-3314	13 – FAX 4009-3990	14 – FAX -	-
15 - E-MAIL rtostes@timbrasil.com.br

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 – END	3 - QUARTER	4 – BEGINNING	5 – END	6 – QUARTER	7 – BEGINNING	8 – END
01.01.2010	12.31.2010	1	01.01.2010	03.31.2010	4	10.01.2009	12.31.2009
9 - INDEPENDENT ACCOUNTANT PricewaterhouseCoopers Auditores Independentes					10 - CVM CODE 00287-9
11 – PARTNER RESPONSIBLE Sérgio Eduardo Zamora				12 – INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 107.092.038-02

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	March 31, 2010

01.01 – IDENTIFICATION

1 - CVM CODE 01763-9	2 - COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 – Federal Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21

01.05 - CAPITAL COMPOSITION

Number of shares (Thousand)	Current quarter 03.31.2010	Prior quarter 12.31.2009	Same quarter in prior year 03.31.2009
Paid-up capital
1 – Common	843,281	843,281	798,351
2 – Preferred	1,632,454	1,632,454	1,545,476
3 – Total	2,475,735	2,475,735	2,343,827
Treasury stock
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and other
2 – SITUATION Operational
3 – NATURE OF OWNERSHIP Local Private
4 – ACTIVITY CODE 1130 – Telecommunication
5 - MAIN ACTIVITY Cellular Telecommunication Services
6 – TYPE OF CONSOLIDATION Full
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANT Unqualified

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ	3 – NAME

01.08 - DIVIDENDS AND OR INTEREST ON CAPITAL APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 - DATE APPROVED	4 – AMOUNT	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	March 31, 2010

01.01 – IDENTIFICATION

1 - CVM CODE 01763-9	2 - COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 – Federal Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 – CAPITAL (IN THOUSANDS OF REAIS)	4 - TOTAL CHANGE (IN THOUSANDS OF REAIS)	5 – NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (IN THOUSAND)	8 – SHARE PRICE ON ISSUE DATE (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

02.01 Parent Company Balance Sheet - Assets (in thousands of Reais)

Account Code	Account Description	31/3/2010	31/12/2009
1	Total Assets	8.621.718	8.590.957
1.01	Current Assets	214.063	227.138
1.01.01	Cash and Cash Equivalents	23.750	35.998
1.01.01.01	Cash and Cash Equivalents	23.705	35.958
1.01.01.02	Marketable Securities	45	40
1.01.02	Receivables	-	-
1.01.02.01	Trade Accounts Receivable	-	-
1.01.02.02	Sundry Receivables	-	-
1.01.03	Inventories	-	-
1.01.04	Other	190.313	191.140
1.01.04.01	Taxes and Contributions Recoverable	168	1.005
1.01.04.02	Dividends receivable	190.000	190.000
1.01.04.03	Other	145	135
1.02	Non-Current Assets	8.407.655	8.363.819
1.02.01	Long-Term Assets	27.729	19.303
1.02.01.01	Sundry Receivables	8.245	7.331
1.02.01.01.01	Taxes and Contributions Recoverable	8.245	7.331
1.02.01.02	Intercompany Receivables	-	-
1.02.01.02.01	Affiliates and Equivalent	-	-
1.02.01.02.02	Subsidiaries	-	-
1.02.01.02.03	Other Related Parties	-	-
1.02.01.03	Other	19.484	11.972
1.02.01.03.01	Escrow Deposits	19.092	11.630
1.02.01.03.02	Marketable Securities	392	342
1.02.02	Permanent Assets	8.379.926	8.344.516
1.02.02.01	Investments	8.376.379	8.340.969
1.02.02.01.01	Affiliates /Equivalent	-	-
1.02.02.01.02	Affiliates /Equivalent - Goodwill	-	-
1.02.02.01.03	Subsidiaries	8.376.379	8.340.969
1.02.02.01.04	Subsidiaries - Goodwill	-	-
1.02.02.01.05	Other Investments	-	-
1.02.02.02	Property, Plant and Equipment	-	-
1.02.02.03	Intangible Assets	3.547	3.547
1.02.02.04	Deferred Charges	-	-

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

02.02 Parent Company Balance Sheet - Liabilities andshareholders’ equity (in thousands of Reais)

Account Code	Account Description	3/31/2010	12/31/2009
2	Total Liabilities	8,621,718	8,590,957
2.01	Current Liabilities	227,951	232,596
2.01.01	Loans and Financing	-	-
2.01.02	Debentures	-	-
2.01.03	Suppliers - Trade Payable	1,107	5,818
2.01.04	Taxes, rates and contributions	165	13
2.01.05	Dividends payable	224,601	224,652
2.01.06	Provisions	-	-
2.01.07	Intercompany Payables	-	-
2.01.08	Other	2,078	2,113
2.01.08.01	Labor Obligations	15	50
2.01.08.02	Other Liabilities	2,063	2,063
2.02	Non-Current Liabilities	35,530	35,646
2.02.01	Long-Term Liabilities	35,530	35,646
2.02.01.01	Loans and Financing	-	-
2.02.01.02	Debentures	-	-
2.02.01.03	Provisions	8,683	8,780
2.02.01.03.01	Provision for Contingencies	3,964	3,998
2.02.01.03.02	Actuarial Liabilities	4,719	4,782
2.02.01.04	Intercompany Payables	-	-
2.02.01.05	Advances for Future Capital Increase	-	-
2.02.01.06	Other	26,847	26,866
2.03	Deferred Income	-	-
2.05	Shareholders' Equity	8,358,237	8,322,715
2.05.01	Paid up Capital	8,149,096	8,149,096
2.05.02	Capital Reserves	15,569	15,569
2.05.03	Revaluation Reserve	-	-
2.05.03.01	Own Assets	-	-
2.05.03.02	Subsidiaries/Affiliates and Equivalent	-	-
2.05.04	Revenue Reserves	158,050	158,050
2.05.04.01	Legal	122,298	122,298
2.05.04.02	Statutory	-	-
2.05.04.03	For Contingencies	-	-
2.05.04.04	For Unearned Income	-	-
2.05.04.05	Profit Retention	35,752	35,752
2.05.04.06	Special for Undistributed Dividends	-	-
2.05.04.07	Other Revenue Reserves	-	-
2.05.05	Equity Valuation Adjustments	-	-
2.05.05.01	Marketable Securities Adjustments	-	-
2.05.05.02	Accumulated Translation Adjustments	-	-
2.05.05.03	Business Combination Adjustments	-	-
2.05.06	Accumulated Income (Loss)	35,522	-
2.05.07	Advances for Future Capital Increase	-	-

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

03.01 Parent Company - Statements of operations (in thousands of Reais)

Account Code	Account Description	Amount for Current Quarter 01/01/2010 to 03/31/2010	Year-to-Date -current year 01/01/2010 to 03/31/2010	Amount for Prior Year Quarter 01/01/2009 to 03/31/2009	Year-to-date - prior year 01/01/2009 to 03/31/2009
3.01	Gross Revenues from Goods Sold and/or Services Rendered	-	-	-	-
3.02	Deductions from Gross Revenue	-	-	-	-
3.03	Net Operating Revenues from Goods Sold and/or Services Rendered	-	-	-	-
3.04	Cost of Goods Sold and/or Services Rendered	-	-	-	-
3.05	Gross Income	-	-	-	-
3.06	Operating Revenues (Expenses)	35,525	35,525	(144,014)	(144,014)
3.06.01	Sales	-	-	-	-
3.06.02	General and Administrative	(649)	(649)	(3,329)	(3,329)
3.06.03	Financial	750	750	1,394	1,394
3.06.03.01	Financial Income	840	840	1,424	1,424
3.06.03.02	Financial Expenses	(90)	(90)	(30)	(30)
3.06.04	Other Operating Revenues	-	-	1,308	1,308
3.06.05	Other Operating Expenses	14	14	(3,950)	(3,950)
3.06.06	Equity Pick Up	35,410	35,410	(139,437)	(139,437)
3.07	Operating Income (Loss)	35,525	35,525	(144,014)	(144,014)
3.08	Non-operating Result	-	-	-	-
3.08.01	Revenues	-	-	-	-
3.08.02	Expenses	-	-	-	-
3.09	Income (Loss) Before Taxes /Profit Sharing	35,525	35,525	(144,014)	(144,014)
3.10	Income Tax and Social Contribution	(3)	(3)	-	-
3.11	Deferred Income Tax	-	-	-	-
3.12	Profit Sharing /Statutory Contributions	-	-	-	-
3.12.01	Profit Sharing	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of Interest on own capital	-	-	-	-
3.15	Profit (Loss) for the Period	35,522	35,522	(144,014)	(144,014)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

03.01 Parent Company - Statements of operations (in thousands of Reais)

Account Code	Account Description	Amount for Current Quarter 01/01/2010 to 03/31/2010	Year-to-Date -current year 01/01/2010 to 03/31/2010	Amount for Prior Year Quarter 01/01/2009 to 03/31/2009	Year-to-date - prior year 01/01/2009 to 03/31/2009
	NUMBER OF SHARES, EXCEPT TREASURY (Thousands)	2,475,735	2,475,735	2,343,827	2,343,827
	NET INCOME PER SHARE (REAIS)	0.01435	0.01435
	LOSS PER SHARE (REAIS)			(0.06144)	(0.06144)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

04.01 PARENT COMPANY CASH FLOW STATEMENTS - INDIRECT METHOD (in thousands of Reais)

Account Code	Account Description	Amount for Current Quarter 01/01/2010 to 03/31/2010	Year-to-Date -current year 01/01/20010 to 03/31/2010	Amount for Prior Year Quarter 01/01/2009 to 03/31/2009	Year-to-date - prior year 01/01/2009 to 03/31/2009
4.01	Net cash and cash equivalents generated (used) by operating activities	(12.777)	(12.777)	(2.341)	(2.341)
4.01.01	Cash and cash equivalents generated by operating activities	(573)	(573)	(5.903)	(5.903)
4.01.01.01	Profit (Loss) for the period	35.522	35.522	(144.014)	(144.014)
4.01.01.03	Equity pick up	(35.410)	(35.410)	139.437	139.437
4.01.01.04	Actuarial liabilities	(63)	(63)	(72)	(72)
4.01.01.05	Monet. rest., oblig. discount asset, DJ, cont.	8	8	(48)	(48)
4.01.01.06	Interest on marketable securities	(630)	(630)	(1.206)	(1.206)
4.01.02	Variations in assets and liabilities	(12.204)	(12.204)	3.562	3.562
4.01.02.01	Taxes and contributions recoverable	(78)	(78)	(484)	(484)
4.01.02.02	Escrow Deposits	(7.458)	(7.458)	(35)	(35)
4.01.02.03	Other current and non-current assets	(11)	(11)	(25)	(25)
4.01.02.04	Labor obligations	(34)	(34)	25	25
4.01.02.05	Suppliers - trade payable	(4.710)	(4.710)	1.393	1.393
4.01.02.06	Taxes, rates and contributions	152	152	(11)	(11)
4.01.02.07	Provision for contingencies	(46)	(46)	2.682	2.682
4.01.02.08	Other current and non-current liabilities	(19)	(19)	17	17
4.01.03	Others	-	-	-	-
4.02	Net cash and cash equivalents generated by investment activities	575	575	5.215	5.215
4.02.01	Marketable securities	575	575	5.215	5.215
4.03	Net cash and cash equivalents generated (used) by financing activities	(51)	(51)	(70)	(70)
4.03.01	Dividends paid	(51)	(51)	(70)	(70)
4.04	Exchange variation on cash and cash equivalents	-	-	-	-
4.05	Increase (decrease) on cash and cash equivalents	(12.253)	(12.253)	2.804	2.804
4.05.01	Beginning cash and cash equivalents balance	35.958	35.958	35.968	35.968
4.05.02	Ending cash and cash equivalents balance	23.705	23.705	38.772	38.772

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

05.01 PARENT COMPANYSTATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITYFROM 01/01/2010 a 03/31/2010 (in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revaluation Reserves	Revenues Reserves	Retained Losses	Equity Valuation Adjustments	TOTAL SHAREHOLDERS' EQUITY
5.01	Beginning balance	8,149,096	15,569	-	158,050	-	-	8,322,715
5.02	Prior year adjustments	-	-	-	-	-	-	-
5.03	Adjusted balance	8,149,096	15,569	-	158,050	-	-	8,322,715
5.04	Income (loss) for the period	-	-	-	-	35,522	-	35,522
5.05	Allocations	-	-	-	-	-	-	-
5.05.01	Dividends	-	-	-	-	-	-	-
5.05.02	Interest on Own Capital	-	-	-	-	-	-	-
5.05.03	Other Allocations	-	-	-	-	-	-	-
5.06	Realization of Income Reserves	-	-	-	-	-	-	-
5.07	Equity Valuation Adjustments	-	-	-	-	-	-	-
5.07.01	Marketable Securities Adjustments	-	-	-	-	-	-	-
5.07.02	Accumulated Translation Adjustments	-	-	-	-	-	-	-
5.07.03	Business Combination Adjustments	-	-	-	-	-	-	-
5.08	Capital increase (decrease)	-	-	-	-	-	-	-
5.09	Constitution/Realization of Capital Reserves	-	-	-	-	-	-	-
5.10	Treasury Stock	-	-	-	-	-	-	-
5.11	Other Capital Transactions	-	-	-	-	-	-	-
5.12	Other	-	-	-	-	-	-	-
5.13	Ending balance	8,149,096	15,569	-	158,050	35,522	-	8,358,237

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

08.01 CONSOLIDATED BALANCESHEET ASSETS (in thousands of Reais)

Account Code	Account Description	3/31/2010	12/31/2009
1	Total Assets	16,513,559	17,449,734
1.01	Current Assets	5,844,023	6,766,521
1.01.01	Cash and Cash Equivalents	1,521,419	2,559,177
1.01.01.01	Cash and Cash Equivalents	1,505,403	2,413,032
1.01.01.02	Marketable Securities	16,016	146,145
1.01.02	Receivables	2,334,461	2,480,143
1.01.02.01	Trade Accounts Receivable	-	-
1.01.02.02	Sundry Receivables	2,334,461	2,480,143
1.01.02.02.01	Accounts Receivable	2,334,461	2,480,143
1.01.03	Inventories	276,933	406,434
1.01.04	Other	1,711,210	1,320,767
1.01.04.01	Taxes and Contributions Recoverable	870,942	906,153
1.01.04.02	Deferred Income Tax and Social Contribution	19,820	32,709
1.01.04.03	Prepaid Expenses	639,105	238,270
1.01.04.04	Operations with derivatives	54,231	49,237
1.01.04.05	Other assets	127,112	94,398
1.02	Non-Current Assets	10,669,536	10,683,213
1.02.01	Long-Term Assets	841,652	754,718
1.02.01.01	Sundry Receivables	461,836	459,893
1.02.01.01.01	Trade Accounts Receivable	35,353	41,269
1.02.01.01.02	Taxes and Contributions Recoverable	229,597	221,738
1.02.01.01.03	Deferred Income Tax and Social Contribution	196,886	196,886
1.02.01.02	Intercompany Receivables	-	-
1.02.01.02.01	Affiliates and Equivalent	-	-
1.02.01.02.02	Subsidiaries	-	-
1.02.01.02.03	Other Related Parties	-	-
1.02.01.03	Other	379,816	294,825
1.02.01.03.01	Escrow Deposits	306,786	227,521
1.02.01.03.02	Marketable Securities	15,084	16,567
1.02.01.03.03	Prepaid Expenses	14,181	9,847
1.02.01.03.04	Operations with derivatives	31,831	29,027
1.02.01.03.05	Other assets	11,934	11,863
1.02.02	Permanent Assets	9,827,884	9,928,495
1.02.02.01	Investments	-	-
1.02.02.01.01	Affiliates/Equivalent	-	-
1.02.02.01.02	Subsidiaries	-	-
1.02.02.01.03	Other investments	-	-
1.02.02.02	Property, Plant and Equipment	5,296,068	5,323,174
1.02.02.03	Intangible Assets	4,430,349	4,494,342
1.02.02.04	Deferred Charges	101,467	110,979

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

08.01 CONSOLIDATED BALANCESHEET LIABILITIES (in thousands of Reais)

Account Code	Account Description	3/31/2010	12/31/2009
2	Total Liabilities	16,513,559	17,449,734
2.01	Current Liabilities	4,864,890	5,736,889
2.01.01	Loans and Financing	1,369,945	1,417,363
2.01.02	Debentures	-	-
2.01.03	Suppliers - Trade Payable	2,272,529	3,099,983
2.01.04	Taxes, rates and contributions	711,909	724,105
2.01.05	Dividends payable	224,601	224,652
2.01.06	Provisions	-	-
2.01.07	Intercompany Payables	-	-
2.01.08	Other	285,906	270,786
2.01.08.01	Operations with derivatives	53,037	48,122
2.01.08.02	Labor obligations	117,293	106,811
2.01.08.03	Other liabilities	115,576	115,853
2.02	Non-Current Liabilities	3,296,003	3,390,130
2.02.01	Long-Term Liabilities	3,296,003	3,390,130
2.02.01.01	Loans and Financing	2,648,527	2,742,595
2.02.01.02	Debentures	-	-
2.02.01.03	Provisions	214,840	215,694
2.02.01.03.01	Provision for Contingencies	207,376	208,167
2.02.01.03.02	Actuarial liabilities	7,464	7,527
2.02.01.04	Intercompany Payables	-	-
2.02.01.05	Advances for Future Capital Increase	-	-
2.02.01.06	Other	432,636	431,841
2.02.01.06.01	Operations with derivatives	93,467	113,200
2.02.01.06.02	Assets retirement obligation	243,156	237,094
2.02.01.06.03	Taxes, rates and contributions	37,295	29,141
2.02.01.06.04	Other liabilities	58,718	52,406
2.03	Deferred Income	-	-
2.04	Minority Interest	-	-
2.05	Shareholders' Equity	8,352,666	8,322,715
2.05.01	Paid up Capital	8,149,096	8,149,096
2.05.02	Capital Reserves	15,569	15,569
2.05.03	Revaluation Reserve	-	-
2.05.03.01	Own Assets	-	-
2.05.03.02	Subsidiaries /Affiliates and Equivalent	-	-
2.05.04	Revenue Reserves	158,050	158,050
2.05.04.01	Legal	122,298	122,298
2.05.04.02	Statutory	-	-
2.05.04.03	For Contingencies	-	-
2.05.04.04	Unearned Income	-	-
2.05.04.05	Profit Retention	35,752	35,752
2.05.04.06	Special for Undistributed Dividends	-	-
2.05.04.07	Other Revenue Reserves	-	-
2.05.05	Equity Valuation Adjustments	-	-
2.05.05.01	Marketable Securities Adjustments	-	-
2.05.05.02	Accumulated Translation Adjustments	-	-
2.05.05.03	Business Combination Adjustments	-	-
2.05.06	Accumulated Income (Loss)	29,951	-
2.05.07	Advances for Future Capital Increase	-	-

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

09.01 CONSOLIDATED STATEMENTS OFINCOME(in thousands of Reais)

Account Code	Account Description	Amount for Current Quarter 01/01/2010 to 03/31/2010	Year-to-Date -current year 01/01/2010 to 03/31/2010	Amount for Prior Year Quarter 01/01/2009 to 03/31/2009	Year-to-date - prior year 01/01/2009 to 03/31/2009
3.01	Gross Revenues from Goods Sold and/or Services Rendered	4,639,624	4,639,624	4,235,957	4,235,957
3.02	Deductions from Gross Revenue	(1,370,181)	(1,370,181)	(1,201,332)	(1,201,332)
3.03	Net Operating Revenues from Goods Sold and/or Services Rendered	3,269,443	3,269,443	3,034,625	3,034,625
3.04	Cost of Goods Sold and/or Services Rendered	(1,702,755)	(1,702,755)	(1,682,490)	(1,682,490)
3.05	Gross Income	1,566,688	1,566,688	1,352,135	1,352,135
3.06	Operating Revenues (Expenses)	(1,497,814)	(1,497,814)	(1,453,220)	(1,453,220)
3.06.01	Sales	(1,063,642)	(1,063,642)	(1,012,545)	(1,012,545)
3.06.02	General and Administrative	(258,438)	(258,438)	(278,859)	(278,859)
3.06.03	Financial	(73,709)	(73,709)	(69,314)	(69,314)
3.06.03.01	Financial Income	216,440	216,440	215,966	215,966
3.06.03.02	Financial Expenses	(290,149)	(290,149)	(285,280)	(285,280)
3.06.04	Other Operating Revenues	14,888	14,888	16,290	16,290
3.06.05	Other Operating Expenses	(116,913)	(116,913)	(108,792)	(108,792)
3.06.06	Equity Pick Up	-	-	-	-
3.07	Operating Income (Loss)	68,874	68,874	(101,085)	(101,085)
3.08	Non-operating Result	-	-	-	-
3.08.01	Revenues	-	-	-	-
3.08.02	Expenses	-	-	-	-
3.09	Income (Loss) before taxes /profit sharing	68,874	68,874	(101,085)	(101,085)
3.10	Income Tax and Social Contribution	(26,034)	(26,034)	(31,702)	(31,702)
3.11	Deferred Income Tax	(12,889)	(12,889)	(11,227)	(11,227)
3.12	Profit Sharing /Statutory Contributions	-	-	-	-
3.12.01	Profit Sharing	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of Interests on own capital	-	-	-	-
3.14	Minority Interest	-	-	-	-
3.15	Profit (Loss) for the Period	29,951	29,951	(144,014)	(144,014)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

09.01 CONSOLIDATED STATEMENTS OF INCOME (in thousands of Reais)

Account Code	Account Description	Amount for Current Quarter 01/01/2010 to 03/31/2010	Year-to-Date -current year 01/01/2010 to 03/31/2010	Amount for Prior Year Quarter 01/01/2009 to 03/31/2009	Year-to-date - prior year 01/01/2009 to 03/31/2009
	NUMBER OF SHARES, EXCEPT TREASURY (Thousands)	2.475.735	2.475.735	2.343.827	2.343.827
	NET INCOME PER SHARE (REAIS)	0,01210	0,01210
	LOSS PER SHARE (REAIS)			(0,06144)	(0,06144)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

10.01 CONSOLIDATED CASH FLOW STATEMENTS - INDIRECT METHOD (in thousands of Reais)

Account Code	Account Description	Amount for Current Quarter 01/01/2010 to 03/31/2010	Year-to-Date -current year 01/01/20010 to 03/31/2010	Amount for Prior Year Quarter 01/01/2009 to 03/31/2009	Year-to-date - prior year 01/01/2009 to 03/31/2009
4.01	Net cash and cash equivalents generated (used) by operating activities	37,977	37,977	(383,944)	(383,944)
4.01.01	Cash and cash equivalents generated by operating activities	883,767	883,767	717,637	717,637
4.01.01.01	Profit (Loss) for the period	29,951	29,951	(144,014)	(144,014)
4.01.01.02	Depreciation and amortization	667,215	667,215	641,222	641,222
4.01.01.03	Deferred income tax and social contribution	12,889	12,889	11,227	11,227
4.01.01.04	Actuarial obligation	(63)	(63)	(72)	(72)
4.01.01.05	Loss and disposal of fixed assets	2,235	2,235	(4,313)	(4,313)
4.01.01.06	Monet. rest., oblig. discount asset, DJ, cont.	4,768	4,768	4,605	4,605
4.01.01.07	Interest and monetary and exchange variation on loans	106,485	106,485	90,591	90,591
4.01.01.09	Interest on marketable securities	(32,340)	(32,340)	(16,062)	(16,062)
4.01.01.10	Allowance for doubtful accounts	92,627	92,627	134,453	134,453
4.01.02	Variations in assets and liabilities	(845,790)	(845,790)	(1,101,581)	(1,101,581)
4.01.02.01	Accounts receivable - trade receivable	58,971	58,971	241,006	241,006
4.01.02.02	Taxes and contributions recoverable	27,352	27,352	41,545	41,545
4.01.02.03	Inventories	129,501	129,501	117,355	117,355
4.01.02.04	Prepaid expenses	(405,169)	(405,169)	(353,055)	(353,055)
4.01.02.05	Escrow Deposits	(77,565)	(77,565)	(4,268)	(4,268)
4.01.02.06	Other current and non-current assets	(26,355)	(26,355)	(2,784)	(2,784)
4.01.02.07	Labor obligations	10,482	10,482	10,672	10,672
4.01.02.08	Suppliers - trade payable	(561,501)	(561,501)	(1,099,289)	(1,099,289)
4.01.02.09	Taxes, rates and contributions	(4,042)	(4,042)	(40,294)	(40,294)
4.01.02.10	Provision for contingencies	(3,499)	(3,499)	(1,078)	(1,078)
4.01.02.11	Other current and non-current assets liabilities	6,035	6,035	(11,391)	(11,391)
4.01.03	Other	-	-	-	-
4.02	Net cash and cash equivalents generated (used) by investment activities	(674,968)	(674,968)	(854,548)	(854,548)
4.02.01	Marketable securities	163,951	163,951	34,741	34,741
4.02.02	Additions to property, plant and equipment and intangibles	(839,499)	(839,499)	(889,906)	(889,906)
4.02.03	Property, plant and equipment sold	580	580	617	617
4.03	Net cash and cash equivalents generated (used) by financing activities	(270,638)	(270,638)	157,902	157,902

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

10.01 CONSOLIDATED CASH FLOW STATEMENTS - INDIRECT METHOD (in thousands of Reais)

Account Code	Account Description	Amount for Current Quarter 01/01/2010 to 03/31/2010	Year-to-Date -current year 01/01/20010 to 03/31/2010	Amount for Prior Year Quarter 01/01/2009 to 03/31/2009	Year-to-date - prior year 01/01/2009 to 03/31/2009
4.03.01	New loans	-	-	331,638	331,638
4.03.02	Loans amortization	(270,587)	(270,587)	(173,666)	(173,666)
4.03.03	Dividends paid	(51)	(51)	(70)	(70)
4.04	Exchange variation on cash and cash equivalents	-	-	-	-
4.05	Increase (decrease) on cash and cash equivalents	(907,629)	(907,629)	(1,080,590)	(1,080,590)
4.05.01	Beginning cash and cash equivalents balance	2,413,032	2,413,032	1,531,543	1,531,543
4.05.02	Ending cash and cash equivalents balance	1,505,403	1,505,403	450,953	450,953

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

05.01 CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITYFROM01/01/2010 a 03/31/2010 (in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revaluation Reserves	Revenues Reserves	Retained Losses	Equity Valuation Adjustments	TOTAL SHAREHOLDERS' EQUITY
5.01	Beginning balance	8,149,096	15,569	-	158,050	-	-	8,322,715
5.02	Prior year adjustments	-	-	-	-	-	-	-
5.03	Adjusted balance	8,149,096	15,569	-	158,050	-	-	8,322,715
5.04	Income (loss) for the period	-	-	-	-	29,951	-	29,951
5.05	Allocations	-	-	-	-	-	-	-
5.05.01	Dividends	-	-	-	-	-	-	-
5.05.02	interests on Own Capital	-	-	-	-	-	-	-
5.05.03	Other Allocations	-	-	-	-	-	-	-
5.06	Realization of Income Reserves	-	-	-	-	-	-	-
5.07	Equity Valuation Adjustments	-	-	-	-	-	-	-
5.07.01	Marketable Securities Adjustments	-	-	-	-	-	-	-
5.07.02	Accumulated Translation Adjustments	-	-	-	-	-	-	-
5.07.03	Business Combination Adjustments	-	-	-	-	-	-	-
5.08	Capital increase (decrease)	-	-	-	-	-	-	-
5.09	Constitution/Realization of Capital Reserves	-	-	-	-	-	-	-
5.10	Treasury Stock	-	-	-	-	-	-	-
5.11	Other Capital Transactions	-	-	-	-	-	-	-
5.12	Other	-	-	-	-	-	-	-
5.13	Ending balance	8,149,096	15,569	-	158,050	29,951	-	8,352,666

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

TIM PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY INFORMATION
March 31, 2010
 (In thousands of Reais, unless otherwise stated)

1. Operations

TIM Participações S.A. (“TIM Participações” or the “Company”), is a publicly held company controlled by TIM Brasil Serviços e Participações S.A. (“TIM Brasil”) – a Telecom Itália Group company, which holds 77.14% of its voting capital and 66.27% of its total capital.

The Company's main operations comprise the control of companies operating telecommunication services, especially personal mobile and land line telephone services in its concession areas.

The Company fully owns the capital of TIM Celular S.A. (“TIM Celular”) and Intelig Telecomunicações Ltda. (“Intelig”). TIM Celular and Intelig operate as providers of Switched Fixed Telephone Service (locally STFC) of the following types: Local, Domestic Long Distance and International Long Distance in every Brazilian state. Additionally Tim Celular operates as a provider of Multimedia Communication Service (locally, SCM) and also as provider of Personal Mobile Service (locally SMP) in every Brazilian state.

The services provided by the subsidiaries are regulated by ANATEL - Brazilian Telecommunications Agency - in charge of regulating all Brazilian telecommunications. The authorization for operation of SMP STFC is valid for an indefinite period.

The authorizations for use of radio frequency granted to Tim Celular expire as follows:

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

Terms of authorization	Expiration Date
Radio-
	Radio-frequencies	frequencies
	800MHz, 900 MHz	1900 /2100 MHz
	e 1,800 MHz	(3G)

1. Amapá, Roraima, Pará, Amazonas, Maranhão,
Rio de Janeiro and Espírito Santo	March, 2016	April, 2023

2. Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except the municipality of Pelotas and region) and  municipalities of Londrina and Tamarana in Paraná

	March, 2016	April, 2023
3. São Paulo	March, 2016	April, 2023
4. Paraná (except the municipalities of Londrina and Tamarana)	September, 2022	April, 2023
5. Santa Catarina	September, 2023	April, 2023
6. Municipality and region of Pelotas in the state of Rio Grande do Sul	April, 2024	April, 2023
7. Pernambuco	May, 2024	April, 2023
8. Ceará	November, 2023	April, 2023
9. Paraíba	December, 2023	April, 2023
10. Rio Grande do Norte	December, 2023	April, 2023
11. Alagoas	December, 2023	April, 2023
12. Piauí	March, 2024	April, 2023
13. Minas Gerais (except the municipalities of Triângulo Mineiro for 3G radio frequencies)	April, 2013	April, 2023
14. Bahia and Sergipe	August, 2012	April, 2023

Despite the fact that the economic situation in Brazil remained stable in recent years, an increase in inflation indices and exchange rate variations could affect the Company’s operations. The variation of the Real (R$) against the U.S. dollar affects the individual and consolidated financial statements of the Company. The exchange rate of the Real to the U.S. dollar was R$1.7810: US$1.00 and R$1.7412: US$1.00 on March 31, 2010 and December 31, 2009, respectively. On these dates, U.S. dollar denominated loans represented 22.00% and 23.34% of the Company's total consolidated debt.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

2. Corporate restructuring

Acquisition of HOLDCO/Intelig

On April 16, 2009, at a meeting of the Board of Directors, the Company entered into a Merger Agreement with its controlling shareholder, TIM Brasil and JVCO Participações Ltda. (“JVCO”), with Docas Investimentos S.A. as intervening party, for the purpose of acquiring the indirect control of Intelig. This acquisition would occur through the merger into the Company of HOLDCO, a company controlled by JVCO, and which in turn, would control, following the conclusion of the merger, 100% of the share capital of Intelig.

ANATEL, by means of Act 4.634, of August 11, 2009, which was published in the federal official gazette, (DOU), on August 14, 2009, approved the aforementioned merger, granting, furthermore, a period of eighteen (18) months for the elimination of the geographic overlap of STFC held authorizations by TIM Celular and Intelig, due to the relationship of affiliation of the two companies resulting from the aforementioned merger.

At December 30, 2009, during the Special Shareholders Meeting, the shareholders of TIM Participações approved the merger of Holdco Participações Ltda., an entity that held 100% of the share capital of Intelig, into TIM Participações. As a result of this trasaction, the Company issued 127,288,023 shares (43,356,672 common shares and 83,931,352 preferred shares) with a book value of R$516,725, in the name of JVCO.

This transaction was recorded at the book value of the shareholders' equity of HOLDCO at November 30, 2009 in the amount of R$516,725, on which date the Company also began to consolidate the results of HOLDCO and its subsidiary, Intelig.

Thus, TIM Participações became the controlling shareholder of Intelig, a company which held specific authorizations to render private fixed communication services with operations in the whole country, operating predominantly in the market for local, long distance and international calls and data transmission. The balance of the shareholders equity of Intelig at November 30, 2009, when the Company became the sole controlling shareholder of Intelig, was R$517,128.

The merger of HOLDCO has strategic and operational relevance for the Company, and its primary purpose is to enhance and enlarge the supply of services, as well as optimize available resources through synergy gains across its operations, since the two entities hold complementary networks. Intelig has a strong network of fiber optics in the metropolitan areas of the largest cities of Brazil as well as its own extensive backbone. This combination of own infrastructure will make it possible to improve the competitive positioning of the Company, mainly in the corporate segment, and the provision of data transmission, which will also help the Company generate savings with the costs of rental of means and the acceleration of the 3G network development.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

3. Basis for preparation of quarterly information

a. Preparation and disclosure criteria

The quarterly information was prepared in accordance with the accounting practices adopted in Brazil (“BR GAAP”), based on the Brazilian Corporate Law and CVM standards and procedures, including the new provisions introduced, amended and revoked by Law 11,638, of December 28, 2007, and Law 11,941, of May 27, 2009, the standards applicable to public telecommunication service concessionaires/authorized companies, and the accounting pronouncements issued by the Comitê de Pronunciamentos Contábeis – CPC (Committee on Accounting Pronouncements) issued until December 31, 2008 (note 3b).

The Company still has American Depositary Receipts traded on the New York Stock Exchange-USA. Because of this, the Company is subject to the rules of the Securities and Exchange Commission ("SEC"). In order to meet its market needs, it is the Company's principle to disclose information prepared in accordance with BR GAAP in Reais in the two markets, in Portuguese and in English.

Assets and liabilities are classified as current when their realization or settlement is estimated to occur within the next twelve months. Otherwise, they are shown as noncurrent. Monetary assets and liabilities denominated in foreign currencies were converted into Reais at the exchange rate in effect at the balance sheet date. The translation differences were recognized in the statement of income.

b. Recent accounting pronouncements

Continuing the process of convergence towards international accounting standards, the Committee on Accounting Pronouncements issued, and the CVM approved during 2009, several accounting pronouncements aligned with the International Financial Reporting Standards (IFRS) issued by the IASB – the International Accounting Standards Board. These pronouncements will be adopted in 2010, however, they will be applied retroactively for purposes of comparison. In the preliminary evaluation of the Company, the following accounting pronouncements , interpretations and technical guidance may affect its financial statements, which effects are still pending quantification:

- CPC 15 – Business Combination, approved by CVM Resolution 580. Company management will observe in 2010 all the impacts resulting from the business combination involving the acquisition of Intelig. As of this date, it is not possible to estimate the impact, if any, this may have on the financial statements for 2010 and 2009.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

- CPC 20 –Borrowing Costs , approved by CVM Resolution No. 577. Company management understands that this pronouncement should not generate significant effects on the financial statements, considering that the Company has already been adopting the aforementioned practice, as mentioned in Note 19.

- CPC 26 - Presentation of the Financial Statements, approved by CVM Resolution No. 595. Company management understands that the adoption of the aforementioned pronouncement will not alter the balances of the financial statements, but only some items related to their presentation. The most significant change should be the preparation of the statement of income and other comprehensive income.

- CPC 27 –Property Plant and Equipment, approved by CVM Resolution No. 583 and Technical Interpretation ICPC 10, approved by CVM Resolution 619 on December 22, 2009. Company management will revise the estimated useful lives of its assets in 2010, but does not expect significant changes to the financial statements, considering that the estimated useful life adopted is that usually applied in the telecommunications industry.

- CPC 30 –Revenues, approved by CVM Resolution No. 597. Company management understands that the only material effect on the financial statements will be the presentation of net revenues.

- CPC 38 Financial Instruments: Recognition and Measurement, CPC 39 –Financial Instruments - Presentation and CPC 40 –Financial Instruments - Evidence, approved by CVM Resolution 604. Company management does not expect any significant effect on the financial statements, considering that it has already been adopting most of the aspects mentioned in these pronouncements, as shown in Note 35.

- Technical Interpretation (ICPC) 08, approved by CVM Resolution 601 on October 7, 2009, which deals with the accounting of the proposal for dividend payment. The effect of the adoption of the aforementioned ICPC will be the recognition of the amount of the minimum mandatory dividend, as stated in Note 25.

ICPC 09, approved by CVM Resolution 618 on December 22, 2009, for the purpose of clarifying matters related to the application of CPC 15, 18, 19, 35 and 36 on the preparation of the individual financial statements, separate statements, consolidated statements and on the application of the equity method, especially regarding the preparation of the consolidated financial statements.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

The early adoption of the aforementioned Pronouncements was made optional for companies based on CVM Resolution 626 issued by the Brazilian Securities Commission on March 31, 2010. The Company decided not to adopt these pronouncements in advance. These Pronouncements will be adopted by the Company at the end of 2010, for comparison with 2009. Due to such analyses still in course, the Company has not been able to estimate the possible impacts of such pronouncements and eventual effects on stockholders equity and the profit and loss of the Company.

c. Consolidated quarterly information

The consolidated quarterly information includes the consolidated assets, liabilities and the results of the Company and its subsidiaries, TIM Celular and Intelig, respectively, as follows:

	% Interest
	03/2010	12/2009
	Direct	Direct

TIM Celular	100.00	100.00
Intelig	100.00	100.00

The quarterly information for consolidated subsidiaries coincides with that of the parent company and the accounting policies were consistently applied in the consolidated companies in relation to the previous period.

The principal consolidation procedures are as follows:

I. Elimination of the balances of the asset and liability accounts between the consolidated companies; II. Elimination of investiment in the capital, reserves and retained earnings of the subsidiaries.

III. Elimination of the balance of revenues and expenses resulting from business transactions between the consolidated companies

The reconciliation of the differences between the results of the parent company and the consolidated companies in the period is shown as follows:

03/2010
Parent Company	35,522
Costs of services rendered eliminated between subsidiaries	(5,571)
Consolidated	29,951

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

d. Comparability of the Quarterly Information

The Company and its subsidiaries seek to continually improve the presentation of the quarterly information, while complying with generally accepted accounting principles. The adoption of new accounting practices and the application of the best accounting classifications, in accordance with the accounting practices adopted in Brazil, resulted in the reclassification of the balance of revenues from "Fines for termination of contracts" in the amount of R$23,827, previously classified under " other operating revenues," , which were reclassified to "gross operating revenues".

	Consolidated 03/2009
STATEMENT OF INCOME	Original		Reclassified

Gross operating revenues
Telecommunication services (Note 26)	3,834,598	23,827	3,858,425
Sale of goods (Note 26)	377,532	-	377,532
	4,212,130	23,827	4,235,957

Deductions from gross revenues (Note 26)	(1,200,462)	(870)	(1,201,332)
Net operating revenues	3,011,668	22,957	3,034,625

Gross profit	1,329,178	22,957	1,352,135

Operating Revenues (Expenses)
Other operating revenues (Note 30)	40,117	(23,827)	16,290
Other operating expenses (Note 30)	(109,662)	870	(108,792)
	(69,545)	(22,957)	(92,502)

Net loss for the period	(144,014)	-	(144,014)

4. Summary of the main accounting practices

a. Cash and cash equivalents

All highly-liquid short term investments maturing in up to 90 days from the balance sheet date are considered as cash and cash equivalents.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

b. Financial investments

Financial investments maturing within more than three months from balance sheet date are recorded at fair value, as current and noncurrent assets, on the balance sheet date.

c. Financial Instruments

The financial instruments are only recognized from the date the Company and its subsidiaries become part of the financial instrument contracts. Upon being recognized, they are initially recorded at fair value plus the transaction costs directly attributable to acquisition. An exception occurs in the case of financial assets and liabilities stated at fair value through income, where such costs are directly charged to income for the year.

Subsequently they are measured at each balance sheet date, in accordance with the rules applicable to each classification of financial assets and liabilities.

c.1) Financial assets: the principal financial assets recognized by the Company and its subsidiaries are: cash and cash equivalents, short-term investments, unrealized gains from derivative transactions and trade receivables. The following assets are classified under the categories below, according to the purpose for which they were acquired or issued.

(i) Financial assets shown at fair value through income: this category includes financial assets held for trading, and those initially stated at fair value through Income. If their original purpose is short-term sale or repurchase, they are classified as items held for trading. Derivatives are also classified as held for trading. At each balance sheet date they are measured at their fair value; the interest, monetary restatement, exchange variation and variations arising from measurement at fair value are recognized in income as incurred, under financial revenues or expenses.

(ii) Loans and receivables: these are non-derivative instruments with fixed or determinable payments, though not quoted in an active market. Upon initial recognition, they are measured at the amortized cost, according to the effective interest rate method. The interest rate, monetary restatement and exchange variation less, where applicable, impairment, are recognized in income as incurred, under financial revenues or expenses.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

(iii) Investments held to maturity: these are non-derivative financial assets with fixed or determinable payments and defined maturity, which the Company and its subsidiaries have the positive intention and the capacity to hold until the maturity date. Upon initial recognition, they are measured at the amortized cost, according to the effective interest rate method. The interest rate, monetary restatement and exchange variation less, where applicable, impairment, are recognized in income as incurred, under financial revenues and expenses.

c.2) Financial liabilities: the main financial liabilities recognized by the Company and its subsidiaries are: trade payables, unrealized losses from derivative transactions and loans and financing. They are classified under the following categories, according to the nature of the contracted financial instruments:

(i) Financial liabilities measured at fair value through income: these are financial liabilities usually traded before maturity, liabilities usually measured at fair value through income upon initial recognition and derivatives. At each balance sheet date they are measured at their fair value. The interest rate, monetary restatement, exchange variation and variations arising valuation at fair value, where applicable, are recognized in income as incurred, as financial revenues and expenses.

(ii) Financial liabilities not measured at fair value: these are non-derivative financial liabilities not usually traded before maturity. Upon initial recognition they are measured at the amortized cost, according to the effective interest rate method. The interest rate, monetary restatement, exchange variation and variations arising from valuation at fair value, where applicable, are recognized to income as incurred, as financial revenues and expenses.

d. Accounts receivable

Accounts receivable from telecommunications service customers are calculated at the rate ruling on the date of service rendering, and also include credits for services rendered but not billed until the balance sheet date, receivables from network use and receivables from sales of cell phone sets and accessories.

e. Allowance for doubtful accounts

The allowance for doubtful accounts is shown as a reduction from accounts receivable and is recorded based on the customer portfolio profile, the aging of past due accounts, the economic scenario and the risks involved in each case. The allowance amount is considered sufficient to cover eventual losses on receivables.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

f. Inventories

Inventories are stated at the average acquisition cost. A provision is recognized to adjust the cost of phone sets and accessories to net realizable value.

g. Prepaid expenses

Prepaid expenses are shown at the amount actually disbursed and not yet incurred.

The Company offers subsidies in the sale of phone sets and mini modems for postpaid subscribers, and such subsidies are deferred and amortized for a minimum 12-month period. The exit penalties for clients who cancel their subscriptions or migrate to a prepaid system prior to the end of the contract are invariably greater than the subsidy granted on the sales of phone sets and mini modems.

h. Investments

The investments in subsidiaries are valued at the equity method.

i. Property, plant and equipment

Property, plant and equipment are shown at acquisition and/or construction cost, net of accumulated depreciation, which is calculated by the straight-line method over the useful life of assets involved. Any repair and maintenance costs incurred representing improvements, higher capacity or longer useful life are capitalized, whereas the others are charged to income.

Interest and other financial charges on financing taken for funding construction work in progress (assets and facilities in progress) are capitalized up to the startup date and depreciated over the useful life of the corresponding assets.

The estimated costs to be incurred on disassembly of towers and equipment at rented sites are capitalized and depreciated over the useful lives of these assets.

Company management examines possible impairment of property, plant and equipment whenever events or changes in circumstances indicate that the book value of an asset or group of assets may not be recovered, based on uncounted future cash flows. The examinations are conducted through the lowest assets group level to which management is capable of attributing future identifiable cash flows. The Company analyzes the net book value of the assets and adjusts it when the sum of the expected future cash flows is less than the net book value. These examinations did not identify the need to recognize any impairment loss.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

The estimated useful lives of all property, plant and equipment items are regularly reviewed to reflect technological advances.

j. Intangible assets

Intangible assets reflect: (i) the purchase of authorizations and radio frequency band licensing, shown at the acquisition cost; (ii) goodwill and (iii) software in use and/or under development.

The amortization expenses are calculated by the straight-line method over the useful life of assets, as follows: five years for radio frequency bands and software; fifteen years for authorizations. The goodwill was amortized until December 2008 according to the useful life of 10 years, with no amortization from 2009 on.

The estimated useful lives of intangible assets are regularly reviewed in order to reflect technological changes.

The goodwill on TIM Cellular was recorded based on the expected future profitability and is subject to periodical reviews concerning its recoverability.

k. Deferred charges

The deferred charges comprise pre-operating expenses and financial costs for maintenance of required working capital for subsidiaries in the pre-operating stage, which are amortized on a straight-line basis in ten years from the date the subsidiaries become operational.

l. Liabilities

These are recognized in the balance sheet when the Company has a legal obligation or one arising from past events, the settlement of which may probably require disbursement of economic resources. Some liabilities involve uncertainties concerning term and value, and are estimated as incurred and recorded by means of a provision. The provisions are recorded based on the best estimates of the related risks.

m. Income and social contribution taxes

The provision for income and social contribution taxes is calculated in accordance with the legislation in force at the balance sheet date. Income tax is calculated at 15% on taxable income, plus a 10% surtax on portions exceeding R$240 in a 12-month period. Social contribution tax is calculated at 9% on taxable income.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

Prepaid or offsettable amounts are shown as current or noncurrent assets, depending on the expected of realization.

The deferred income and social contribution taxes on accumulated tax losses and temporary differences are evaluated based on the expected taxable income generation in the future, and adjusted to the recovery value through a provision set up in accordance with CVM Instruction 371/02.

Pursuant to Constitutive Reports 0144/2003 and 0232/2003 issued by ADENE (Agency for Development of the Northeast) on March 31, 2003, TIM Celular became a beneficiary of a fiscal incentive consisting of: (i) 75% reduction of income tax and non-reimbursable additional taxes, for a 10-year period from 2002 through 2011, calculated based on the income from operation of its installed capacity for digital mobile cell telephone services; and (ii) 37.5%, 25% and 12.5% reduction of income tax and non-reimbursable additional taxes for the fiscal years 2003, 2004-2008 and 2009-2013, respectively, calculated based on the income from operation of its installed capacity for analogical mobile cell telephone services.

n. Provision for contingencies

This provision is set up based on the opinion of the Companies´ internal and external lawyers and management, in an amount deemed sufficient to cover probable losses and risks. Possible losses and risks are disclosed, while remote losses are not.

o. Asset retirement obligations

The Company records provisions for asset retirement obligations and estimated costs brought to present value, which will be incurred on disassembly of towers and equipment on rented sites. The counterpart of this provision is recognized as property, plant and equipment, and depreciation is calculated based on the useful lives of the corresponding assets.

p. Revenue recognition

Revenue from mobile telephone services basically includes monthly subscriptions, the use of minutes, roaming charges and long distance calls. Revenue from cell telephone services is recognized based on the minutes of use, net of credits and adjustments related to discounts granted on services. Billing are recognized monthly, and the unbilled revenues between the date of the billing and the end of the month are identified, processed and recognized in the month in which the services were rendered. Revenues from services in the pre-paid system are recognized when the services are rendered to clients. Revenues and expenses related to the sale of cell phone sets and accessories are recognized as these products are delivered to, and accepted by, consumers or distributors.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

q. Pension plans and other post-employment benefits

The Company and its subsidiaries record the adjustments connected with the employees’ pension plan obligations according to the rules established by IBRACON’s NPC 26, approved by CVM Resolution No. 371.

r. Transactions in foreign currency

Transactions in foreign currency are recognized at the exchange rate in force on the date of the transaction. Assets and liabilities in foreign currency are converted into Reais at the exchange rate in force on the date of the balance sheet, as disclosed by the Central Bank of Brasil. Exchange gains or losses are recognized in the statement income when they occur.

s. Employees profit-sharing

The Company and its subsidiaries monthly record a provision for employees´ profit-sharing, based on the relevant targets disclosed to its employees and approved by the Board of Directors. These amounts are recorded as personnel expenses and allocated to profit and loss accounts considering each employee’s cost center.

t. Earnings per share

These amounts are calculated based on the number of outstanding shares at the balance sheet date.

u. Use of estimates

Estimates are used for measuring and recognizing certain assets and liabilities in the Company’s Quarterly Information. In determining these estimates, the Company considered past experiences and current events, premises related to future events and other objective and subjective factors. Significant items subject to estimates include: the choice of useful lives of property plant and equipment, intangible assets, the provision for doubtful accounts, the provision for losses on inventory, the analysis of the realizable value of property plant and equipment and intangible assets, deferred income and social contribution taxes, the rates and time frame for determining the adjustment to present value of certain assets and liabilities, the provision for contingences and actuarial liabilities, the measurement of the fair value of financial instruments, the considerations regarding recognition and measurement of development costs capitalized as intangible assets and the estimate for the disclosure of the sensitivity analysis data for derivative financial instruments, in accordance with CVM Instruction No. 475/08.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

The settlement of transactions involving these estimates may result in amounts that significantly differ from those recorded in the quarterly information due to the inaccuracy inherent in their determination.

v. Adjustment to present value

In compliance with Law No. 11.638/07, the subsidiaries recognize that the assets and liabilities arising from long-term transactions and significant short-term transactions, if considered material to working capital and the quarterly information as a whole, are adjusted to present value. The present value discount is based on the basic interest rate prevailing in the Brazilian market (generally the Inter-bank Certificate of Deposit –(CDI).

5 Cash and Cash equivalents

	Parent Company		Consolidated
	03/2010	12/2009	03/2010	12/2009

Cash and banks	325	95	81,247	350,234
Marketable securities
CDB	23,380	35,863	1,424,156	2,062,798
	23,705	35,958	1,505,403	2,413,032

6 Marketable securities

	Parent Company		Consolidated
	03/2010	12/2009	03/2010	12/2009

CDB	93	42	30,721	162,292
Federal Public Securities	344	340	345	340
Investment fund units	-	-	34	80
	437	382	31,100	162,712

Current portion	(45)	(40)	(16,016)	(146,145)
Long-term portion	392	342	15,084	16,567

The average return on TIM Participações’ consolidated investments was 100.34% of the CDI variation.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

These investments are redeemable at any time, with no significant loss of recorded earnings, except in the case of long-term investments earmarked in connection with legal suits.

7 Trade accounts receivable

	Consolidated
	03/2010	12/2009

Billed services	849,599	948,066
Unbilled services	531,308	560,080
Network use	950,399	915,393
Sale of goods	649,920	738,821
Other accounts receivable	42,304	39,513
	3,023,530	3,201,873

Allowance for doubtful accounts	(653,716)	(680,461)
	2,369,814	2,521,412

Current portion	(2,334,461)	(2,480,143)
Long-term portion	35,353	41,269

The changes in the allowance for doubtful accounts can be summarized as follows

	Consolidated
	03/2010	12/2009
	(3 months)	(12 months)

Opening Balance	680,461	362,103

Balance from acquired company	-	378,408
Provision set up	92,627	421,893
Provision written off	(119,372)	(481,943)

Closing Balance	653,716	680,461

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

8 Inventories

	Consolidated
	03/2010	12/2009

Cell phone sets	247,564	370,426
Accessories and pre-paid cards	19,843	23,347
TIM "chips"	20,806	21,875
	288,213	415,648

Provision for adjustment to realizable value	(11,280)	(9,214)
	276,933	406,434

9 Taxes and contributions recoverable

	Parent Company		Consolidated
	03/2010	12/2009	03/2010	12/2009

Income Tax	8,245	7,331	129,790	131,805
Social Contribution Tax	-	-	41,423	38,932
ICMS	-	-	619,570	642,272
PIS / COFINS	-	-	297,560	293,633
IRRF-Recoverable	167	1,004	4,739	14,822
Other	1	1	7,457	6,427
	8,413	8,336	1,100,539	1,127,891

Current portion	(168)	(1,005)	(870,942)	(906,153)
Long-term portion	8,245	7,331	229,597	221,738

The parent company’s long-term portion basically refers to income and social contribution taxes recoverable, whereas the consolidated figure also includes ICMS on the subsidiaries´ acquisition of property, plant and equipment items.

The Company and TIM Celular have filed suits against the alleged unconstitutionality of Law 9.718/98 regarding the expansion of the basis for calculation of taxes addressed therein, and preventing collection of PIS and COFINS on revenues other than those arising from the Company’s sales. However, as they have not had a final favorable sentence, no PIS and COFINS credits have been recorded. According to Management, the chances of a favorable sentence to the Companies is probable. The amounts involved are respectively R$18,426 and R$42,830, monetarily adjusted.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

10 Deferred income and social contribution taxes

Below is the breakdown for deferred income and social contribution taxes:

	Parent Company		Consolidated
	03/2010	12/2009	03/2010	12/2009

Income tax losses	7,797	7,798	1,723,507	1,719,136
Social contribution losses	2,871	2,872	620,654	619,081
Allowance for doubtful accounts	-	-	222,749	231,931
Derivative transactions - exchange rate
variation	-	-	20,550	(11,118)
Provision for contingencies	1,348	1,359	70,508	70,777
Accelerated depreciation of TDMA
equipment	-	-	15,864	17,522
Adjustment to present value -3G
licensing	-	-	26,116	26,602
Monetary adjustment -ARO	-	-	19,706	18,427
Provision for employee profit sharing			12,419	9,482
Other	6,151	6,173	33,668	27,942
	18,167	18,202	2,765,741	2,729,782

Provision for loss
	(18,167)	(18,202)	(2,549,035)	(2,500,187)
	-	-	216,706	229,595

Current portion	-	-	(19,820)	(32,709)
Long-term portion	-	-	196,886	196,886

According to CVM Instruction No. 371/02, Art 2, II, based on the expectation of future taxable income generation, as foreseen by a technical study approved by Management and reviewed by the fiscal council, TIM Celular recognized deferred tax assets on tax losses and temporary differences to which no statute of limitation applies.

Based on this technical study of future taxable income generation, TIM Celular expects to recover these deferred tax assets as follows:

2010	19,820
2011	66,962
2012	129,924
216,706

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

The estimates for deferred tax recovery were based on projections of taxable income, which in turn relied on financial and business forecasts made at the end of 2009. Given the uncertainties usually surrounding forecasts, these estimates may not be realized in the future.

Tax losses

The consolidated income tax and social contribution losses give rise to deferred tax assets which are recognized only if their prospects of realization are consistent, and they are not barred by statute of limitation. These deferred tax asstes credits can be summarized as follows:

	Consolidated
	03/2010		12/2009
	Basis	Tax Asset	Basis	Tax Asset

Income tax losses	6,894,026	1,723,507	6,876,545	1,719,136
Social contribution losses	6,896,161	620,654	6,878,679	619,081
Temporary differences	1,239,940	421,580	1,151,660	391,565
	15,030,127	2,765,741	14,906,884	2,729,782

11 Prepaid expenses

	Consolidated
	03/2010	12/2009

Fistel (*)	421,075	-
Subsidized sale of phone sets and mini-modems	191,787	213,580
Rentals	9,445	10,641
Advertising not released	10,646	9,540
Financial charges on loans	2,106	2,419
Other	18,227	11,937
	653,286	248,117

Current portion	(639,105)	(238,270)
Long-term portion	14,181	9,847

(*) The FISTEL fee, paid in March 2010, refers to the 2010 period and is being amortized montly based on the respective generating factor.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

12 Escrow Deposits

	Parent Company		Consolidated
	03/2010	12/2009	03/2010	12/2009

Civil	7,889	431	111,085	97,826
Labor	11,195	11,191	75,698	68,586
Tax (*)	8	8	120,003	61,109
	19,092	11,630	306,786	227,521

(*) In April 2008, Federal Law No. 11.652 was published related to the payment of the contribution for Development of the Public Radio Service to EBC (Empresa Brasil de Comunicação). It is the understanding of the company that this Law is unconstitutional since the contribution instituted lacks the necessary characteristics for the valid creation of any taxes in accordance with the Federal Constitution. An injunction was filed in court to protect the interests of TIM Celular and in March 2010 court deposits were made related to the contribution for 2010 in the amount of R$56,086. The writ of mandamus is awaiting a court decision at the lower court, and, in the opinion of the Company's internal and external legal counsel, the risk of loss is probable.

13 Other assets

	Parent Company		Consolidated
	03/2010	12/2009	03/2010	12/2009

Advances to suppliers	-	-	108,048	81,210
Advances to employees	-	-	13,272	5,794
Tax incentives	-	-	11,711	13,358
Other assets	145	135	6,015	5,899
	145	135	139,046	106,261

Current portion	(145)	(135)	(127,112)	(94,398)
Long-term portion	-	-	11,934	11,863

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

14 Investments

(a) Interest in subsidiaries

	03/2010
	TIM Celular	Intelig	Total

Number of shares held	31,506,833,561	3,279,157,267

Interest in total capital	100%	100%

Shareholders' equity	7,903,028	473,351

Income (Loss) for the period	62,485	(27,075)

Equity pickup	62,485	(27,075)	35,410

Investment amount	7,887,146	473,352	8,360,498
Special premium reserve (*)	15,881	-	15,881
Investment amount	7,903,027	473,352	8,376,379

	12/2009
	TIM Celular	Intelig	Total

Number of shares held	31,506,833,561	3,279,157,267

Interest in total capital	100%	100%

Shareholders' equity	7,840,542	500,427

Net income (loss) in period	241,674	(16,701)

Equity pickup	241,674	(16,701)	224,973

Investment amount	7,824,661	500,427	8,325,088
Special premium reserve (*)	15,881	-	15,881
Investment amount	7,840,542	500,427	8,340,969

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

(*) The special premium reserve recorded by TIM Celular represents the parent company's rights in future capitalizations. These tax benefits are connected with the goodwill paid in the privatization of Tele Celular Sul Participações S.A. (currently TIM Participações). This premium was recorded against the special premium reserve under "Shareholders' Equity". Based on the projected future income and the term of the concession, in the first two years amortization was at 4% per p.a., and the remainder was fully amortized in 2008.

The equity pickup for Intelig, in the negative amount of R$16,701, on December 31, 2009, represents the result of the subsidiary between December 1, 2009 and December 31, 2009.

(b) Changes in investments in subsidiaries:

	TIM Celular	Intelig	Total

Investment as of December 31, 2009	7,840,542	500,427	8,340,969

Equity pickup	62,485	(27,075)	35,410

Investment as of March 31, 2010	7,903,027	473,352	8,376,379

15 Property, plant and equipment

		Consolidated
		03/2010			12/2009
	Annual depreciation rate %	Cost	Accumulated depreciation	Net	Net

Switching/transmission
equipment	8 to 14,29	9,170,188	(6,421,231)	2,748,957	2,740,948
Fiber optic cables	4 to 10	428,141	(254,139)	174,002	178,940
Loaned handsets	50	1,251,591	(933,287)	318,304	346,278
Infrastructure	33.33	2,095,404	(1,130,229)	965,175	960,031
Leasehold improvements	33.33	124,794	(103,176)	21,618	24,463
Computer assets	20	1,182,140	(1,032,158)	149,982	150,349
General use assets	4 to 10	450,644	(222,462)	228,182	229,464
Assets and facilities in use		14,702,902	(10,096,682)	4,606,220	4,630,473

Plots of land		37,680	-	37,680	37,622

Construction work in progress		652,168	-	652,168	655,079
		15,392,750	(10,096,682)	5,296,068	5,323,174

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

Construction work in progress basically refers to the construction of new transmission units (Base Transceiver Station or “ERB”) for network expansion.

In the quarter ended March 31, 2010, the subsidiaries capitalized property, plant and equipment in the amount of R$1,262 (R$2,145 at December 31, 2009), relating to financial charges on loans taken to finance the construction.

Operating technologies

The subsidiaries operate their service network using TDMA, GSM and 3G technologies. On March 31, 2010, no provision for loss on recovery of property, plant and equipment was deemed necessary. The assets related to TDMA technology are fully depreciated.

16 Intangible assets

The authorizations for SMP operation rights and radio frequency licensing, as well as software, goodwill and other items, can be shown as follows:

		Consolidated
		03/2010			12/2009
	Annual average depreciation rate %	Cost	Accumulated amortization	Net	Net

Software licenses	20	6,285,723	(4,250,837)	2,034,886	2,040,051
Concession licenses	5 to 20	4,542,242	(2,256,688)	2,285,554	2,340,837
Operation rights	5	172,118	(108,068)	64,050	93,179
Assets and facilities
under construction	-	42,106	-	42,106	16,508
Goodwill (*)		16,918	(13,371)	3,547	3,547
Other assets	20	3,076	(2,870)	206	220
		11,062,183	(6,631,834)	4,430,349	4,494,342
(*) Amortized up to December 2008.

Acquisition of authorizations - 3G technology

In April 2008 TIM Celular signed the instruments of authorizations for use of Radio frequencies at the F, G, and I (1.9GHz/2.1GHz) radio-frequency sub-bands referring to the 3G (UMTS) standard and corresponding to all the Brazilian states, except the “Triângulo Mineiro” municipalities in the state of Minas Gerais. These authorizations are valid for 15 years and renewable for another equal period.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

As a consequence of this purchase, the subsidiaries assumed coverage commitments to be met using the acquired frequencies (1.9GHz/2.1GHz) in several municipalities, including 460 municipalities with less than 30,000 inhabitants.

17 Deferred charges

	Consolidated
	03/2010	12/2009
Pre-operating expenses
Third parties' services	228,665	228,665
Personnel expenses	79,367	79,367
Rentals	48,914	48,914
Materials	3,439	3,439
Depreciation	10,202	10,202
Financial charges, net	46,774	46,774
Other expenses	5,990	5,990
	423,351	423,351

Accumulated amortization	(321,884)	(312,372)
	101,467	110,979

18 Suppliers – Trade payable

	Parent Company		Consolidated
	03/2010	12/2009	03/2010	12/2009

Local currency
Suppliers of materials and services	1,102	1,418	1,841,463	2,593,278
Interconnection (a)	-	-	202,848	220,518
Roaming (b)	-	-	274	274
Co-billing (c)	-	-	113,640	118,684
	1,102	1,418	2,158,225	2,932,754

Foreign currency
Suppliers of materials and services	5	4,400	42,440	100,690
Roaming (b)	-	-	71,864	66,539
	5	4,400	114,304	167,229
	1,107	5,818	2,272,529	3,099,983

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

(a) This refers to the use of the networks of other fixed and mobile cell telephone operators, with calls being initiated from TIM network and ending in the network of other operators.

(b) This refers to calls made by customers outside their registration area, who are therefore considered visitors in the other network.

(c) This refers to calls made by a customer who chosses another long-distance operator.

19 Loans and financing

	Consolidated
	Guarantees	03/2010	12/2009
Local currency

Banco do Nordeste: financing subject to fixed interest of 10% p.a. and a 15% and 25% bonus on charges, for payment upon maturity. This financing is the subject matter of a swap transaction intended as a hedge, which changes its cost to 76.90% of the CDI daily rate.	Bank Guarantee	36,946	40,950

Banco do Nordeste: financing subject to fixed interest of 10% p.a. and a 15% and 25% bonus on charges, for payment upon maturity. This financing involves a swap transaction intended as a hedge, which changes the cost into between 75.75% and 69.80% of the CDI daily rate.	Bank guarantee and TIM Participações’ surety	50,636	54,861

Banco do Nordeste: financing subject to fixed interest of 10% p.a. and a 15% and 25% bonus on charges, for payment upon maturity	Bank guarantee and TIM Participações surety	65,236	68,063

BNDES (Banco Nacional do Desenvolvimento Econômico e Social): this financing bears interest at 4.20% p.a. plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank. Part of this TJLP-based financing involves a swap transaction for 91.43% of the Bank Deposit Certificate (CDI) daily rate.	TIM Participações´ surety, with service collection blocking in an amount equivalent to the loan´s outstanding balance	747,607	802,310

BNDES (Banco Nacional de Desenvolvimento Econômico e Social): This financing bears an average interest rate of approximately 2.2% plus the TJLP (Long Term Interest Rate) disclosed by the Brazilian Central Bank, over 76% of the part of the "incentive" amount and bears an interest rate composed of the IPCA, plus the BNDES cost of obtaining the funding of 24% of the "non-incentive" amount .	TIM Participações surety, with service collection blocking in an amount equivalent to the loan´s outstanding balance	665,205	657,727

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

	Consolidated

	Guarantees	03/2010	12/2009

BNDES (Banco Nacional do Desenvolvimento Econômico e Social): this financing bears interest at 3.0% p.a. plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank. Part of this financing based on the TJLP involved a swap transaction for 81.80% of the daily CDI	Bank guarantee	20,082	23,252

BNDES (Banco Nacional de Desenvolvimento Econômico e Social): bears an average interest of 10.82% p.a., considering the TJLP as disclosed by the Brazilian Central Bank.	TIM Participações´ surety, with service collection blocking in an amount equivalent to the loan´s outstanding balance	417,972	407,373

Syndicated loan. The outstanding balance is updated by the variation of the CDI rate plus the respective applicable margin of 1.80% and 2.75% of the CDI	TIM Participações´ surety	574,770	590,440

CCB – Working Capital: Bank financing in local currency for meeting working capital requirements. Its cost is 110% of the daily CDI rate	N.A.	208,280	203,750

Foreign Currency

BEI: The outstanding balance is updated by the LIBOR 6 m plus SPREAD. As this is a loan in foreign currency, it involves a swap transaction for hedging purposes, which covers 100% of the foreign exchange exposure, transforming the cost to 96.41 % of the Interbank Deposit Certificates (CDI) daily rate.	Bank guarantee and TIM Participações´ surety	437,441	422,276

Resolution 2770 (Compror): Bank financing for payment of suppliers of goods and services. The funding is linked to foreign and national currencies as follows: 35% of the agreements denominated in US dollars and 36% of the agreements denominated in Yen, and 29% of the agreements denominated in Reais. These agreements involve swap transactions which result in a cost of some 118% of the CDI daily rate.	N.A.	533,185	516,157

Banco BNP Paribas: Loan taken out in foreign currency and updated by LIBOR 6M+ Spread, for which 80% of the risk is guaranteed by the insurance company “SACE S.p.A”. Involves swap transactions for hedging purposes, and covers 100% of the foreign exchange exposure, transforming the cost to 95.01% of the Interbank Deposit Certificates (CDI) daily rate.	TIM Participações´ surety	261,112	254,397

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

	Consolidated
	Guarantees	03/2010	12/2009
Banco Morgan Stanley: Debt in the amount of US$	TIM Celular´s Surety
68,000,000		-	118,402
Total		4,018,472	4,159,958
Current portion		(1,369,945)	(1,417,363)
Long-term portion		2,648,527	2,742,595

The syndicated loan taken out by the subsidiary TIM Celular contains restrictive contractual clauses under which that company has to comply with certain financial indices that are calculated on a half-yearly basis. The following financial institutions are party to this loan agreement: HSBC Bank Brasil S.A. – Banco Múltiplo, Banco BNP Paribas Brasil S.A., Banco Bradesco S.A., Banco do Brasil S.A., Banco Itaú BBA S.A., Banco Santander Brasil S.A., Banco Société Générale Brasil S.A. and Banco Votorantim S.A.

The foreign currency loan that was taken out with Banco BNP Paribas, with a guarantee provided by the SACE group and CCB (Bank Credit Schedules) for Working Capital contracted with Banco ABN AMRO Real S.A., which is now called Banco Santander Brasil S.A., has fundamentally the same restrictive clauses as the syndicated loan regarding the financial indices. The subsidiary company TIM Celular is in compliance with all the required financial indices.

The loan that TIM Celular S.A. has taken out from the BNDES (Brazilian National Bank for Economic and Social Development), for the purpose of expanding the mobile telephone network, also has restrictive clauses under which the company has to comply with certain financial indices that are calculated on a half-yearly basis. The subsidiary has been complying with all the required financial indices.

The Company’s subsidiaries entered into swap transactions as a hedge against any devaluation of the Brazilian currency (“Real”) vis-à-vis foreign currencies and changes in the fair value of their loans that were pegged to fixed interest rates and the TJLP (Long-Term interest Rate).

The long-term portions of loans and financing as at March 31, 2010 mature as follows:

Consolidated

2011	721,319
2012	587,246
2013	311,844
2014	162,049
2015 on	866,069
2,648,527

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

20 Labor Obligations

	Parent Company		Consolidated
	03/2010	12/2009	03/2010	12/2009

Payroll taxes	10	16	30,183	29,433
Vacation and bonuses payable	-	-	82,911	70,299
Employees’ withholding	5	34	4,199	7,079
	15	50	117,293	106,811

21 Taxes, rates and contributions

	Parent Company		Consolidated
	03/2010	12/2009	03/2010	12/2009

IRPJ and CSLL	3	-	125,041	102,.875
ICMS	-	-	395,681	466,310
COFINS	-	-	69,538	74,287
PIS	-	-	13,302	14,329
ANATEL (FISTEL, FUST/FUNTTEL etc)	-	-	81,585	32,700
IRRF	39	4	2,341	7,572
ISS	9	9	31,096	30,548
Renewal of ANATEL license	-	-	17,240	12,130
PIS/COFINS	89	-	3,090	2,618
Others	25	-	10,290	9,877
	165	13	749,204	753,246

Current Portion	(165)	(13)	(711,909)	(724,105)
Long-Term Portion	-	-	37,295	29,141

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

22 Other liabilities

	Parent Company		Consolidated
	03/2010	12/2009	03/2010	12/2009

Pre-paid services to be provided	-	-	126,901	134,053
Grouping of shares	20,347	20,366	20,347	20,366
Other obligations	8,563	8,563	27,046	13,840
	28,910	28,929	174,294	168,259

Current Portion	(2,063)	(2,063)	(115,576)	(115,853)
Long-Term Portion	26,847	26,866	58,718	52,406

23 Provision for contingencies

The Company and its subsidiaries are parties to certain lawsuits (labor, tax, regulatory and civil) which arise in the normal course of their business, and have set up provisions whenever management, based on the opinion of their legal advisors, concludes that there is a probable risk of loss.

The provision set up for contingencies is made up as follows:

	Parent Company		Consolidated
	03/2010	12/2009	03/2010	12/2009

Civil	5	35	83,262	87,301
Labor	3,959	3,963	41,271	40,643
Tax	-	-	57,059	56,251
Regulatory	-	-	25,784	23,972
	3,964	3,998	207,376	208,167

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

The changes in the provision for contingencies can be summed up as follows:

	12/2009	Additions, net of reversals	Payments	Monetary Adjustment	03/2010

Civil	87,301	15,725	(19,410)	(354)	83,262
Labor	40,643	644	(77)	61	41,271
Tax	56,251	1,006	(745)	547	57,059
Regulatory	23,972	2,038	(1,008)	782	25,784
	208,167	19,413	(21,240)	1,036	207,376

Civil Contingencies

The Company and its subsidiaries are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers and consumer protection agencies, in connection with a number of issues that arise in the regular course of business. The Management analyzes each legal or administrative proceeding with the aim of reaching a conclusion in relation to any particular contingency, classifying it as representing a probable, possible or remote risk. This sort of assessment is always based upon the opinion of the lawyers who are hired to deal with such cases. These assessments are reviewed at periodic intervals, and therefore can be modified over the course of the proceedings, in light of new facts or events, such as changes in case law.

Consumer Lawsuits

The subsidiaries are parties to roughly 61,228 lawsuits (versus 61,141 as at December 31, 2009), which are mostly claims that have been filed by consumers. The aforementioned lawsuits relate to questions regarding the relationship between the subsidiaries and their clients, with highlight going to allegations of undue collection, contract cancellation, equipment defects and failures in terms of equipment delivery, as well as unjustified inclusion in credit report services.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

Class Actions

There are two main class actions against subsidiaries where the risk of loss is regarded as being probable, which should be highlighted: (i) a lawsuit against TIM Celular in the state of Bahia with the aim of obtaining a ban on charging long-distance rates for calls originating and received between the towns of Petrolina/PE and Juazeiro/BA, due to the existence of “state border areas”; and (ii) a lawsuit against TIM Celular in the state of Rio de Janeiro, involving the impossibility of charging a contract termination penality in the case of theft of phone sets. Due to the fact that the referred lawsuits entail positive and negative obligations and, taking into account the impossibility of accurately quantifying possible losses at the current stage of the legal proceedings, no provisions have been set up by Management in relation to the above described contingencies.

Labor Contingencies

These refer both to claims filed by former employees, in relation to questions such as salary differences, wage parity, payments of variable compensation/commissions, additional legal payments, overtime and other provisions that were established during the period prior to privatization, as well as by former employees of service providers who, in accordance with the labor legislation in force, have filed claims against the Company and/or its subsidiaries on the grounds that they are responsible for labor related obligations that were not met with by the service provider companies that were contracted.

Labor Claims

Out of the total of 4,687 (4,422 as at December 31, 2009) labor suits filed against the Company and its subsidiaries, more than 70% relate to claims that involve service providers, with the great majority of these claims being concentrated in certain companies, which for the most part are located in the cities of São Paulo, Belo Horizonte, Rio de Janeiro, Curitiba and Recife. As a result of the merger of Holdco into TIM Participações, that took place in December 2009, there are 23 labor claims involving TIM and Grupo Docas.

In relation to third-party claims, a number of these relate to specific projects involving the revision of service provider contracts, which in 2006 led to the termination of some of these contracts, with the subsequent winding up of these companies and the laying-off of employees. Another significant percentage of the contingencies that exist relates to the organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of 800 employees, including in-house staff as well as outsourced personnel.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

Any assessment of the chances of loss regarding these actions and the contingent values is subject to revision at periodic intervals, taking into account the legal decisions reached during the course of the aforementioned processes, on account of regulatory changes or changes in Case Law Guidelines and Precedents issued by Superior Courts.

Adjustments in the labor provision are based, for the most part, on the concentration of efforts aimed at intensifying the standardization process in relation to the classification of the risks of labor-related claims involving the Company and its subsidiaries, taking into account the fact that the management of labor litigation makes use of numerous methods of procedural analysis and evaluation of the existing risks. In addition, the provision recorded by the Company and its subsidiaries in relation to labor contingencies has been reduced on account of certain events, which were enough to equalize the criteria used to assess the risks for certain labor lawsuits.

Tax Contingencies

IR and CSLL

In 2005, TIM Celular was assessed by the Belo Horizonte office of the Federal Revenue Secretariat for the sum of R$126,933, in connection with: (i) taxation of monetary variations on swap transactions and exchange variations on outstanding loans; (ii) a separate fine for failure to pay social contribution on net income on an estimated monthly basis for the year 2002 and part of 2001; (iii) failure to pay corporate income tax on an estimated monthly basis for the year 2002; and (iv) remittance of interest overseas (IRRF – withholding income tax) – a voluntary disclosure that does not entail payment of arrears charges.

The subsidiary is currently challenging these assessments with the tax authorities. Based on the opinions both of the company’s own lawyers as well as of law firms that provide the company with legal advice, Management had concluded that the probable loss to be incurred with these processes comes to a figure of R$32,750, and set up a provision in 2005 for this amount under the title “Provision for income and social contribution taxes”.

In September 2009, TIM Celular eurolled in the REFIS (Fiscal Recovery Program) which provided amnesty in relation to fines and interest charges along with the possibility of payment of federal tax debits by installment. TIM Celular opted to enroll partially in the REFIS program and paid the sum of R$4,884 in relation to the installment corresponding to exclusions from net income before CSLL (Social Contributions on Net Income) and exchange variations. The amount of the provision that was set up under the title “Provision for Income and Social Contribution Taxes” in connection with CSLL was R$8,547, while the amount of R$3,663, which corresponds to the difference between the value that had been provisioned and the amount that was actually paid, was reversed in favor of the subsidiary.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

The subsidiary continues to challenge these assessments with the tax authorities. At present the total amount assessed comes to a figure of R$128,759, while the company has set up a provision for the sum of R$24,203, the amount considered as probable loss by the management of the Company.

In September 2003 TIM Celular was assessed by the Ceará office of the Federal Revenue Secretariat for the sum of R$12,721 in connection with: (i) the disallowance of R$8,402 worth of expenses that had been included in the assessment of IRPJ (corporate income tax) for the period from 1999 through 2001; (ii) differences of R$3,208 in relation to CSLL payments for the years from 1998 through 2001; (iii) differences of R$334 and R$777, respectively, in relation to the payment of PIS (Employees’ Profit Participation Program) and COFINS (Tax for Social Security Financing) for the years from 1998 through 2002. The company filed an appeal against this assessment at the administrative level but was unsuccessful. Based on the opinions both of the company’s own lawyers as well as of the law firms that provide it with legal advice, Management had concluded that the risk of loss in this case was probable. In September 2009, the subsidiary enrolled in the REFIS program, and paid the sum of R$3,213, while the amount of R$9,508, which corresponds to the difference between the amount that had been provisioned and the amount that was actually paid, was reversed in favor of the subsidiary (R$705 recorded under the title “Reversal of Contingency Provision” and R$8,803 under the title of “Provision for Income and Social Contribution Taxes”).

In 2008, TIM Participações was assessed by the State of Rio de Janeiro office of the Federal Revenue Secretariat for the sum of R$3,227, in connection with the alleged non-homologation of the offset request regarding the negative balance in relation to 2003’s IRPJ. Based on the opinions both of the company’s own lawyers as well as of the law firms that provide it with legal advice, Management concluded that the risk of loss in this case was probable. In September 2009, the company enrolled in the REFIS program, and paid the sum of R$1,702, while the amount of R$1,525, which corresponds to the difference between the amount that had been provisioned and the amount that was actually paid, was reversed in favor of the subsidiary (recorded under the title of “Provision for Income and Social Contribution Taxes”).

In 2006, TIM Celular was assessed by the State of Rio de Janeiro office of the Federal Revenue Secretariat for the sum of R$825, in connection with the alleged non-homologation of various offset requests regarding negative balances in terms of IRPJ and CSLL for the year 1998 against debits in relation to COFINS, IRPJ and CSLL. Based on the opinions both of the company’s own lawyers as well as of law firms that provide it with legal advice, Management concluded that the risk of loss in this case was probable. In September 2009, the subsidiary enrolled in the REFIS program, and paid the sum of R$340, while the amount of R$485, which corresponds to the difference between the amount that had been provisioned and the amount that was actually paid, was reversed in favor of the subsidiary (recorded under the title of “Provision for Income and Social Contribution Taxes”).

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

The subsidiary Intelig filed a Writ of Mandamus aimed at getting recognition of the exemption from Tax Withheld at Source (IRF) in connection with remittances overseas for payment of interconnection services to international operators, based on a provision included in the Treaty of Melbourne. In December 2006, the Regional Federal Court ruled in the subsidiary’s favor, and the case is now at the Superior Court of Justice, which will hear the appeal filed by the Federal Government.

In December 2006, the subsidiary Intelig was assessed by the Federal Revenue Secretariat for the sum of R$49,000 in relation to the non-payment of IRF and CIDE on the aforementioned remittances. The aforementioned assessment is being challenged, while the enforceability of the administrative proceedings is stayed until the final judgment of the Writ of Mandamus by the courts. Based on the opinions both of the company’s own lawyers as well as of law firms that provide it with legal advice, Management concluded that the pending proceedings carry a possible risk of loss and understands that the legal measures which were taken are sufficient to preserve the company’s net equity, recording a recognition of provision for losses from legal proceedings as at March 31, 2010 in line with the probability of loss.

ICMS

In April 2002, the subsidiary Intelig was assessed by the State of Rio de Janeiro’s Revenue Secretariat for the sum of R$149,460 in connection with (i) non-presentation of the credit control register of property, plant and equipment (locally Ciap) in accordance with the legislation; (ii) enforcement of the co-billing agreement in partnership with the operators for the purpose of optimizing its billing procedures, with failure to comply with the legislation’s additional obligations; (iii) failure to comply with the state legislation in connection with the accrual of ICMS (Goods and Services Tax) on the services provided from public telephones (TUP); (iv) the printing and issuing of invoices without the appropriate authorization (AIDF); and (v) non-payment of ICMS on import transactions based on an agreement or program signed with the State of Rio de Janeiro.

August 2006 saw the publication of ICMS Convention No. 72/06, which authorized the States to reduce or waive interest, fines and monetary restatement in connection with the non-payment of ICMS arising from the provision of communication services. Therefore, based on the aforementioned Convention, the subsidiary Intelig paid the sum of R$24,300 to settle its ICMS debits covered under the terms of the corresponding legislation. The subsidiary is currently challenging these assessments with the fiscal authorities and based on the opinions both of the company’s own lawyers as well as of law firms that provide it with legal advice, the company’s Management decided that the probable losses resulting from these proceedings would come to a figure of R$5,700, and thus set up a provision for this amount in December 2009.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

Social Security (INSS)

In December 2005, the subsidiary Intelig was assessed by the Federal Revenue Secretariat for the sum of R$32,458, related to (i) withholding of 11% INSS on services provided by third parties; (ii) recording of the profit-sharing program outside the tax year; (iii) reversal of the provision for remuneration of delegated managers; (iv) difference between payment receipts and social security forms (GFIP) and (vi) lack of information in the GFIP. This assessment is being challenged at the administrative level and based on the opinions both of the company’s own lawyers as well as of law firms that provide it with legal advice, the company’s Management decided that the probable losses resulting from these proceedings would come to a figure of R$5,300, and thus set up a provision for this amount in March 2010.

Regulatory Contingencies

Due to an alleged failure to comply with some of the provisions set out in the SMP (Personal Mobile Service) and STFC (Switched Fixed Telephone Service) regulations and the quality targets defined under the General Quality Targets Plan for SMP (PGMQ-SMP) and for STFC – ANATEL filed some Procedures for the Determination of Non-Compliance of Obligations – PADO, involving the subsidiaries.

The subsidiaries have made every effort and used every argument to avoid being penalized. These arguments, which are mostly of a technical and legal nature, may help significantly reduce the initial fine charged or lead to the definitive dismissal of the PADO, without any sanctions being applied.

Contingencies involving possible losses

Civil, Labor, Regulatory and Tax-related actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible by the management and the Company’s lawyers. No provisions have been set up for these contingencies, summarized as follows:

	Consolidated
	03/2010	12/2009

Civil	243,616	238,390
Labor	145,821	165,647
Tax	1,621,436	1,494,077
Regulatory	61,003	58,496
	2,071,876	1,956,610

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

The main actions where the risk of loss is classified as possible are described below:

Civil

Class Actions

There are five class actions against subsidiaries where the risk of loss is regarded as possible and which deserve to be highlighted. The aforementioned actions can be summarized as follows: (i) a lawsuit against TIM Celular in the state of Pernambuco, challenging the Company’s policy of exchanging defective phone sets, which is allegedly in disagreement with the manufacturer´s warranty terms; (ii) a lawsuit against TIM Celular in the state of Ceará, which is aimed at obtaining a declaration stating that the Company is required to exchange cell-phone sets which have been the subject of fraud in the aforementioned state; and (iii) a lawsuit against TIM Celular in the State of Pará, challenging the quality of the service provided by the network in São Felix do Xingú; (iv) a lawsuit against TIM Celular in the state of Maranhão, challenging the quality of the service provided by the network in Balsas; and (v) a lawsuit filed against TIM Celular, challenging the long distance charges levied on calls made in the municipality of Bertioga – SP and in the surrounding region.

Other Actions and Proceedings

TIM Celular, along with other telecommunications companies, is a defendant in lawsuit that has been brought by GVT in the 4th Lower Federal Court of the Federal District. The lawsuit is aimed at getting a declaration considering, as null and void, the contractual clause which deals with the VU-M amount used by the defendants as interconnection, which is deemed illegal and abusive, and as such requiring the refunding of all amounts allegedly charged in excess since July 2004. The judge granted an injunction determining the provisional payment of VU-M at a figure of R$0.2899 per minute, and ordered that GVT make court deposits equal to the amount of the difference between this amount and the amount indicated by the defendants. At present, the parties are pending statements regarding information from ANATEL in relation to the arbitration proceedings between VIVO and GVT that confirmed the VU-M adjustment in 2004. In addition to the lawsuits, GVT has also filed a representation before the SDE (Secretariat of Economic Law), which agreed to file an Administrative Proceeding against the Company and other mobile telephone operators, on the grounds of an alleged infraction of economic principles, which was judged in March 2010. The SDE ruled against the alleged practice of Price Squeeze and forwarded the process to CADE for judgment, also voting for the dismissal of the charge of uniform conduct ("cartel").

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

TIM Celular is the defendant in a lawsuit for damages that has been filed by the services provider GLÓRIA SOUZA & CIA LTDA before the 9th Lower Court of the Municipality of Belém, in the State of Pará, where it is claiming the sum of R$6,119. The aforementioned company provided TIM with outsourced labor in northern Brazil. Given TIM’s decision to terminate the contract, the other party, disagreeing, brought a lawsuit claiming moral damages, alleging losses as a result of claims for severance payments brought by its employees. The case records have been sent to the judge in August 2009. This matter is pending an order from the judge regarding TIM’s defense and the reply from Gloria Souza & Cia.

A judicial action for collection was filed against TIM Celular by Mattos & Calumby Lisboa Advogados Associados, which is in progress at the 29th Lower Court of the Judicial District of Rio de Janeiro. The plaintiff asserts that it is owed money as a result of the contractual relationship that was entered into with TIM (Contract for the Provision of Professional Legal Services) in the amount of R$8,668. At the current time the process is in the expert examination phase.

A lawsuit that has been brought against TIM Celular by the company (recharge distributor) INTEGRAÇÃO CONSULTORIA E SERVIÇOS TELEMÁTICOS LTDA., with the 2nd Lower Court of the Judicial District of Florianópolis-SC for the sum of R$4,000 which is aimed at the suspension of the enforceability of credits already executed by TIM, preliminarily claiming non-inclusion in credit reporting’ lists, as well as damages caused by contract termination. It should be stressed that TIM filed an execution action against the aforementioned company with the 4th Lower Court of the Judicial District of Florianópolis-SC for the sum of R$3,957. TIM has made a declaration to the effect that the assets indicated by the execution debtor are insufficient to secure the execution. The case records have been stayed since January 2010 due to the fact that an Interlocutory Appeal has been filed.

There are 3 infraction notices that have been issued by the FUNDAÇÂO DE PROTEÇÃO E DEFESA DO CONSUMIDOR - PROCON-SP (FOUNDATION FOR THE PROTECTION AND DEFENCE OF THE CONSUMER). The infraction notices recorded under numbers 3,673/08 and 222/09 relate to fines imposed by Procon-SP for the amount of R$3,192 based on failures to comply with the rules set out in Decree No. 6,523/08, which deals with Customer Service (SAC). For these cases TIM filed an administrative defense, but the fines were upheld at the administrative appellate level. For this reason, TIM filed a legal action, with the aim of cancelling the aforementioned fines, and is awaiting the final decision. Proceedings are still at the initial stage. Another infraction notice has been imposed by the aforementioned entity recorded under the number 1555D7, on the grounds that consumers were charged for, but did not receive their phone sets. A fine of R$3,192 was also imposed on the company for this incident. This case is still being discussed at the administrative level, and a decision is awaited in relation to the appeal that was filed by TIM.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

TIM’s largest commercial partner in São Paulo (with approximately 40 stores). This commercial partnership had been in operation since 2003 and the contract ended in January 2010. The contract was terminated on account of disagreements between the parties in relation to the compensation amounts, the operation of the system, and the creation and determination of targets, along with other questions. MCS sought to lay the blame for its default and losses on TIM. It believes that its financial health has been negatively affected by the changes in TIM’s remuneration policy. Even before the contract had come to an end, MCS filed a lawsuit for termination of the contract and a claim for the payment of R$8,120. TIM filed a Restraining Action, in order to prevent MCS from transferring TIM stores to Oi. The lawsuit for termination of the contract is still in progress. In March/2010 the Restraining Action was ruled valid and it was determined that MCS should abstain from transferring the stores which were previously TIM stores to Oi for the period of twelve (12) months, starting from January 2, 2010 (the date when the contract ended).

Labor

Labor Claims

A significant percentage of the existing contingencies relates to the organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of 800 employees, including in-house staff as well as outsourced personnel.

Case records 01102-2006.024.03.00.0 refer to a public civil action filed by the Labor Public Prosecutor’s Office of the 3rd Region of Minas Gerais, which alleged irregular outsourcing practices and contained a formal request for collective moral damages. A judgment was rendered and published on April 16, 2008, where the first degree acting judge ruled the Labor Public Prosecutors’ Office claims as partially valid, recognizing the irregular outsourcing and the collective moral damages. An appeal was filed against this decision, and was dismissed on July 13, 2009. Prior to filing the aforementioned appeal, TIM filed a writ of mandamus to prevent the immediate compliance of the coercive acts imposed by the sentence. In view of the appeal filed, the writ of mandamus lost its purpose.

In order to obtain staying effects for its appeal, TIM Celular filed an innominate writ of prevention, which was dismissed without prejudice. In order to reverse the decision of the Regional Labor Court of the 3rd Region, TIM Celular filed an appeal against abusive acts of the judge with the Superior Labor Court, and obtained a favorable decision, which reversed the Court of Appeals´ decision. A motion for clarification was filed, but dismissed. On September 16, 2009, a motion to appeal was filed, which is awaiting judgment by the TST (Higher Labor Court).

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

As a result of the above mentioned Public Civil Action in Minas Gerais, the Labor Public Prosecutor’s Office of the Federal District filed case number 1218-2009.007.10.00.8 (Public Civil Action), alleging irregular outsourcing practices and a formal request for collective moral damages. The action was ruled groundless, establishing that, as a result of the General Telecommunications Law, all outsourcing in the telecommunications sector is legal. The Labor Public Prosecutor’s Office of filed an Ordinary Appeal in March/2010, which is awaiting the decision of the TRT (Regional Labor Court) of the 10th Region.

A group of processes have been filed in the state of Paraná, involving claims for damages in connection with contractual provisions stamped in the employees´ labor booklets. According to an internal rule, TELEPAR undertook to supplement the retirement benefits of employees hired up until 1982. Prior to privatization, TELEPAR had proposed to implement this benefit by means of the payment of a certain amount in cash. However, some of the company’s former employees have questioned this transaction, and in some cases have obtained favorable decisions.

It should also be pointed out that there is a group of labor claims, particularly in São Paulo, from former Gazetal Mercantil employees who have filed claims requesting inclusion of Holdco or TIM Participações as defendants, with later payment of damages. We point out that the plaintiffs were employees of the company Gazeta Mercantil, without any ties to Holdco or TIM Participações. It should be stressed that prior to being taken over by TIM Participações, Holdco belonged to the Docas group, of which Gazeta Mercantil is a part.

Social Security

In São Paulo TIM Celular received a Debit Assessment Notice referring to an alleged irregularity in the payment of social security contributions in connection with the payment of the Employees’ Profit-Sharing Plan for the sum of R$2,388. The subsidiary filed its administrative defense, but on September 16, 2009 the decision was rendered which upheld the disputed notice. On October 5, 2009, an administrative appeal was filed, the judgment of which is still pending.

In May 2006, TIM Celular was assessed under tax assessment notice No. 35611926-2 for social security contributions that were allegedly due in connection with the following: (i) hiring bonus; (ii) non-adjusted bonus; (iii) payment for self-employed people’s activities; and (iv) sales incentives. The company filed an administrative defense but this did not reverse the tax assessment (decision –assessment). In an attempt to get this decision reversed, TIM Celular filed an appeal with the Ministry of Finance’s Taxpayers’ Council, which is now pending judgment.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

Tax Claims

IR and CSLL

On October 30, 2006, TIM Celular received a tax assessment for the amount of R$331,171, which was subsequently reduced to R$258,144. The tax assessments which make up the aforementioned administrative proceeding include demands in connection with Income and Social Contribution Taxes, together with a separate unrelated fine, for various reasons, most of the assessment relates to the amortization of goodwill resulting from the privatization auction of the Telebrás System and the related tax deductions. Under Law 9.532/97, art. 7, the proceeds of premium amortization can be included in the taxable income of a subsidiary created as a result of a merger, spin-off or consolidation, whereby one company has a stake in the other, with the said stake being acquired using goodwill based on the future profitability of the investee. It should be stressed that this is a normal market transaction and is in accordance with CVM (Brazilian Securities Commission) Instruction No. 319/99.

In March 2007, the Federal Revenue Secretariat in Recife, in the State of PE, notified the subsidiary by means of a Tax Information Report, which informed the company that the amounts in connection with Income and Social Contribution Taxes and a separate fine, which added up to a total of R$73,027 (principal and separate fine), had been excluded from the assessment notice.

As a result, part of the infractions contained in the assessment notice were transferred to 160 specific offsetting proceedings which add up to a total amount of R$85,771. In September 2009 there was a decision that was partially favorable to TIM Celular in one of the offsetting proceedings, reducing part of the credit offset by the subsidiary. At present, the subsidiary continues to challenge the remainder of the offsetting proceedings, the total outstanding balance of which comes to a figure of R$78,911 (reduction of R$6,860).

From May to July 2008, TIM Celular received 49 assessment notices issued by the Brazilian Federal Revenue in connection with Income and Social Contribution Taxes offset by the subsidiary in the years 2002, 2003 and 2004, totaling R$11,088. The aforementioned assessments were all timely challenged by the subsidiary, and the subsidiary is now awaiting a decision at the administrative level.

IRRF

In October 2005, TIM Celular received a Tax Execution notification for the sum of R$5,624, in connection with the failure to pay IRRF on rentals, royalties and work done without any employment ties. This subsidiary has already stayed this execution and intends to challenge the aforementioned assessment at higher courts.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

PIS and COFINS

In 2004, TIM Celular was assessed in connection with PIS and COFINS due on exchange variation arising from revenue generated in 1999. The two assessment notices added up to a total amount of R$30,913. TIM Celular had filed a Writ of Mandamus against the broadening of the tax assessment basis established by Law No. 9718/98. A judicial decision favorable to the company was issued in March 2006 in relation to the aforementioned Writ of Mandamus, declaring Law No. 9718/98 to be unconstitutional, preventing the collection of PIS and COFINS on non-operating revenue.

The above-mentioned tax assessments, which challenged the levying of PIS and COFINS on exchange rate variations in April 2007, the requirement for payment of PIS on exchange rate variations was canceled, and in February 2009, the requirement for payment of COFINS in connection with exchange rate variation was reduced by R$23,339, leaving the amount of R$2,263 still under discussion.

In October, November and December 2009, TIM Celular received 194 tax assessments adding up to the sum of R$26,076 which involve the payment of COFINS in connection with the non-homologation of the offsetting request for the fiscal years 2005, 2006 and 2007, related primarily to the import of services. The aforementioned assessments are being challenged by the subsidiary at the administrative level.

ICMS

TIM Celular received assessment notices from the tax authorities of the State of Santa Catarina in 2003 and 2004, mainly relating to disputes regarding the levying of ICMS on telecommunication services provided by the Parent Company, as well as in connection with the sale of phone sets. As a result of various favorable decisions in relation to the administrative processes the amount that is now being disputed is R$42,613, (the original tax assessment was for the sum of R$95,449). The subsidiary is currently challenging these assessments with the tax authorities at both the administrative as well as judicial levels. Based on the opinions both of the company’s own lawyers as well as of law firms that provide the company with legal advice, Management concluded that the processes still in progress may result in a probable loss for the subsidiary.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

Over the past few years, the subsidiary TIM Celular has received tax assessment notices drawn up by the tax authorities in various Brazilian States in connection with the payment of ICMS regarding operating aspects of the company’s activity of provision of telecommunications services, as well as the sale of merchandise. Some grounds or reasons for tax assessments in connection with alleged failure to pay the tax, according to the allegations of the inspection agents include: (i) discussion regarding the requirement to pay the difference between the intrastate and interstate ICMS rate on the purchase of property, plant and equipment items for use and consumption and the determination of the ICMS basis of calculation for acquisition of goods intended for sale; (ii) recordting of the taxed services (according to the understanding of the tax authorities) as not taxed by the subsidiary in the Transfer Register; (iii) alleged underpayment due to usage of the incorrect rate and the entry of telecommunications services as not taxed; (iv) alleged failure to make payment due to differences between the amount actually paid and the amount declared; (v) payment of tax outside the term established by the state legislation, among others. The aforementioned assessments are being challenged in a timely fashion at both the administrative as well as the judicial level. The sum involved in those cases under discussion where the amount is in excess of R$5,000, comes to a total of R$87,259.

The subsidiary TIM Celular received tax assessment notices for ICMS drawn up by the tax authorities in the States of Rio de Janeiro and Bahia, for allegedly defaulting on payment of the tax, as well as the additional contribution regarding the “Fundo de Combate à Pobreza e às Desigualdades Sociais” (Fund for Fighting Poverty and Social Inequalities) allegedly due on: (i) the provision of international roaming services; and (ii) the provision of services in the pre-paid modality. The aforementioned assessments are being challenged at the administrative level and add up to a total sum of R$36,476.

The subsidiary TIM Celular received tax assessment notices drawn up by the tax authorities of the States of Paraíba, Rio de Janeiro and Paraná, for the respective sums of R$5,511, R$38,274 and R$8,476, in connection with the failure to ratably reverse ICMS credits on shipment of exempt and non-taxed goods. The aforementioned assessments are being challenged by the subsidiary at the administrative level and add up to a total sum of R$52,261.

The subsidiary TIM Celular received assessment notices from the tax authorities of the State of São Paulo and the State of Minas Gerais for the respective sums of R$286,010 and R$17,167, for allegedly having failed to include conditional discounts offered to clients in the ICMS basis of calculation. This subsidiary intends to challenge the aforementioned collection at the higher court.

In 2008, 2009 and 2010 the subsidiary TIM Celular received tax assessment notices for the total sum of R$100,690 drawn up by the tax authorities of the States of Ceará, São Paulo, Pernambuco, Paraná and Minas Gerais in connection with a debit arising from taking ICMS credit on the purchase of electric energy. The aforementioned assessments are being challenged by the subsidiary at the administrative level.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

In January 2010, the subsidiary TIM Celular was assessed by the State of Sao Paulo’s tax authorities for the sum of R$5,255 in connection with the debit resulting from the reversal of ICMS credits on the shipment of goods to the Manaus Free Trade Zone. The aforementioned debit is being challenged at the judicial level.

In October 2008 the subsidiary TIM Celular was assessed by the State of Sergipe’s tax authorities for the sum of R$16,668, in connection with a fine for allegedly failing to file electronic files containing fiscal documentation in relation to telecommunication services rendered, within the timeframe established under the State of Sergipe’s ICMS Regulations. The aforementioned assessment is being challenged by the subsidiary at the administrative level.

In September 2008, TIM Celular was assessed by the State of Minas Gerais’s tax authorities for the sum of R$24,930, which represented a separate fine for the failure to record telecommunications service invoices in the ICMS determination book. In August 2009 the administrative decision was rendered, which reduced the amount of the assessment by 99.8%. Therefore, the subsidiary paid the outstanding balance and the proceeding was dismissed, given that almost the entire amount of the assessment was canceled.

On November 19, 2002, the subsidiary Intelig was assessed by the State of Minas Gerais’ tax authorities for the sum of R$8,500, for allegedly having taken undue ICMS credit on the acquisition of property, plant and equipment items and materials intended for utilization and consumption by the company. This assessment is being challenged at the judicial level.

In November 2005, the subsidiary Intelig was assessed by the State of Mato Grosso’s tax authorities for the sum of R$11,700, for allegedly having taken undue ICMS credit on the acquisition of property, plant and equipment items without the support of the respective Invoice and of the difference in the rate of ICMS. The aforementioned assessment is being challenged at the judicial level.

In December 2007 and December 2008, the subsidiary Intelig received two assessment notices from the State of Sao Paulo’s tax authorities for the respective sums of R$6,700 and R$11,300, for allegedly having taken undue ICMS credit in the years 2002 and 2003 by means of the reversal of debits in connection with the cancellation of telecommunications services that were not actually provided. The Company’s attempt to reverse the assessment received in 2002 was unsuccessful at the administrative level, as a result of which discussion of the debit will now be initiated at the judicial level. This assessment in relation to the year 2003 is being challenged at the administrative level.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

In August 2009, the subsidiary Intelig was assessed by the State of Rio de Janeiro’s tax authorities for the sum of R$4,800, for allegedly having taken undue ICMS credit as a result of the application of an insufficient coefficient for reduction of ICMS credits in relation to operations involving shipments of tax exempt and non-taxed goods during the period between 2004 and 2009. The aforementioned assessment is being challenged at the administrative level.

ISS

On December 20, 2007, the subsidiary TIM Celular received an assessment notice from the municipality of Rio de Janeiro for the amount of R$94,359 for allegedly failing to pay ISS on the following services: technical programming; administrative service of plan cancellation; telephone directory assistance service, provision of data and information and network infrastructure sharing. This assessment is being challenged by the subsidiary at the administrative level.

FUST - Telecommunications Services Universalization Fund

On December 15, 2005, ANATEL issued its Abstract No. 07 aimed, among other things, at charging FUST contributions on the interconnection revenues earned by the providers of telecommunications services, from the date upon which Law No. 9998 came into force. It is the continued understanding of the subsidiary company that based on the applicable legislation (including the provision in the sole paragraph of article 6 of Law No. 9998/00), the abovementioned revenues are not subject to the FUST charge, and accordingly, Management has taken the necessary measures to protect the interests of the subsidiary company. A writ of mandamus was filed to protect the interests of the subsidiary in connection with the non-payment of FUST on interconnection revenues. ANATEL’s intention to charge FUST on such revenues has been suspended, due to the judicial decision in favor of the subsidiary companies. The writ of mandamus is pending the decision from the court of appeals.

Since October 2006, ANATEL has issued a number of assessment notices against the subsidiary TIM Celular, in connection with FUST charges that are allegedly due on interconnection revenues for the years from 2001 to 2005, together with a fine for arrears, on account of Abstract No. 07/05. The assessments for this period add up to a total amount of R$133,059.

The subsidiary Intelig has received a number of assessment notices from ANATEL, which add up to a total amount of R$29,379 in connection with FUST charges that are allegedly due on interconnection revenues for the periods from January to December 2001, 2002 and 2003, respectively. The aforementioned assessments are being challenged at the administrative level.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

FUNTTEL - Telecommunications Technological Development Fund

The Ministry of Communications drew up assessment notices against the subsidiary TIM Celular in the amount of R$73,668, in connection with FUNTTEL amounts allegedly due on interconnection revenues for the years from 2001 to 2005, as well as a fine for arrears. It is the continued understanding of the Company that the above mentioned revenues are not subject to FUNTTEL. A writ of mandamus was filed to safeguard the Company’s interests in relation to the non-payment of FUNTTEL on interconnection revenues, on the same grounds as those used for the FUST process. The intention to charge FUNTTEL on interconnection revenues is under suspension, due to a favorable ruling obtained in relation to the writ of mandamus that was filed by the subsidiary.

The subsidiary Intelig has received a number of assessment notices from the Ministry of Communications, which add up to a total amount of R$11,607 in connection with FUNTTEL charges that are allegedly due on interconnection revenues for the periods from January to December 2002, March to December 2003, April to December 2004 and January to November 2005, respectively. The aforementioned assessments are being challenged at the administrative level.

Regulatory proceedings

TIM Celular is authorized to provide SMP in all Brazilian states for an indefinite period, and to use the radio frequencies associated with SMP, having obtained an extension from ANATEL of the authorizations for such radio-frequency usage, under the Terms of Authorization, for a period of 15 years counting from the end of the original period of validity of these authorizations. In view of the extension of authorization of usage of the radio frequencies associated with SMP, the subject matter of the above mentioned Terms of Authorization issued in accordance with the respective Acts, the Company received demands from ANATEL for payment of a new Installation Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed, for the sums shown in the table below. In the Company’s opinion these charges are improper.

	Term of	Expiration
State	authorization	Date	Act	Amount
Paraná (except for the municipalities of Londrina and Tamarana)	002/2006/PVCP/SPV	9/3/2022	57,551 dated 4/13/2006	R$80,066
Santa Catarina	074/2008/PVCP/SPV	9/30/2023	5,520 dated 9/18/2008	R$54,026
Municipality and region of Pelotas in Rio Grande do Sul	001/2009/PVCP/SPV	4/14/2024	1,848 dated 4/13/2009	R$333,444
Ceará	089/2008/PVCP/SPV	11/28/2023	7,385 dated 11/27/2008	R$41,728
Alagoas	045/2008/PVCP/SPV	12/15/2023	7,383 dated 11/27/2008	R$20,038
Rio Grande do Norte	050/2008/PVCP/SPV	12/31/2023	7,390 dated 11/27/2008	R$15,021
Paraíba	047/2008/PVCP/SPV	12/31/2023	7,386 dated 11/27/2008	R$19,844
Piauí	049/2008/PVCP/SPV	3/27/2024	7,389 dated 11/27/2008	R$13,497
Pernambuco	089/2008/PVCP/SPV	5/15/2024	7,388 dated 11/27/2008	R$54,000

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

The demand for payment of TFI is a result of ANATEL’s understanding that Art. 9, III, of the Regulations for Collection of Revenues of the Fistel Telecommunications Inspection Fund, approved by Resolution No. 255, which foresees the levying of TFI on the station at such time as the license is renewed, which entails the issuing of a new license. However, in the Company’s understanding this does not appear to be the correct interpretation of the provisions of the legislation applicable to the matter at hand, which is why the aforementioned charge was the cause for the timely challenge at the administrative level, with the requirement for payment of the charge being suspended until the definitive ruling of the challenge from Anatel.

According to the Terms of Authorization for the operation of Personal Mobile Service (SMP), the subsidiary companies undertook to implement coverage of SMP in stages in relation to their respective regions, within the scope of the areas they were awarded, and they have done this. Also in accordance with the aforementioned Terms of Authorization, the subsidiary companies are required to operate in accordance with the quality standards established by Anatel and comply with the obligations determined by the regulations. If there is a failure to perform the obligations as set out under the Terms of Authorization, the subsidiaries are subject to the filing of PADOs (Proceedings for the Determination of Non-Compliance of Obligations) and possible sanctions as a result.

ANATEL has brought administrative proceedings against the subsidiaries for:

(i) noncompliance with certain quality service indicators; and (ii) default on certain obligations assumed under the Terms of Authorization and relevant regulations.

The subsidiaries filed defenses and administrative appeals explaining that the reasons for default were due to several factors, most of them involuntary and not related to their activities and actions. The provision for regulatory contingencies shown in the balance sheet reflects the amount of losses expected by the Management.

24 Assets retirement obligations

The changes in the obligations deriving from assets retirement are set forth below:

	Consolidated
	March 2010	December 2009
	(3 months)	(12 months)

Opening balance	237,094	211,802

Additions recorded throughout the period, net of write- offs	2,301	6.073
Monetary adjustment in the period	3,761	19.219

Closing balance	243,156	237.094

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

25 Shareholders’ equity

a. Capital

Upon resolution by the Board of Directors, without amending the bylaws, the Company is authorized to increase its capital to up to 2,500,000,000 common or preferred shares.

The Shareholders’ Meeting held on April 2, 2009, approved a capital increase in the amount of R$18,761, through the issue of 1,573,828 common shares and 3,046,671 preferred shares, with no par value, on behalf of TIM Brasil. This capital increase used the tax benefit produced by goodwill amortization and the Company’s partial spin-off. Minority shareholders were assured capitalization rights, based on the same conditions applicable to controlling shareholders, so that they could keep their minority interests. The subscription price was R$6.12 per common share and R$3.00 per preferred share.

Following the merger of HOLDCO (note 2), the Shareholders’ Meeting held on December 30, 2009, approved a capital increase of R$516,725, through issuance of 43,356,672 common shares and 83,931,352 preferred shares, with no par value, issued by the Company and subscribed on behalf of JVCO.

The subscribed and paid-in capital comprises shares with no par value, as follows:

	March 2010	December 2009

Number of common shares	843,281,477	843,281,477
Number of preferred shares	1,632,453,583	1,632,453,583
	2,475,735,060	2,475,735,060

b. Capital reserves

Special premium reserve

This reserve resulted from the corporate restructuring process carried out in 2000. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, through issuance of new shares. The respective capital increase will be subject to preemptive rights of the minority shareholders in proportion to their shareholdings by type and class upon the new issuance, and the amounts payable in connection with this right must be delivered directly to the controlling shareholder, in accordance with CVM Instruction No. 319/99.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

c. Profit reserves

Legal reserve

This refers to 5% of net income for every year ended December 31, until the legal reserve equals 20% of capital. Also, the Company is authorized to stop setting up a legal reserve when, together with the Capital Reserves, it exceeds 30% of capital stock. This reserve can be used only for capital increase or offsetting of accumulated losses.

Reserve for expansion

This reserve is set up based on paragraph 2, article 46 of the bylaws and article 194 of Law No. 6404/76, and is intended to fund investment and expansion projects.

d. Dividends

Dividends are calculated in accordance with the Company’s bylaws and the Brazilian Corporate Law (“Lei das Sociedades por Ações”).

As stipulated in its bylaws, the Company shall distribute an amount equivalent to 25% of adjusted net income as a minimum dividend every year ended December 31, provided there are funds available for distribution.

Preferred shares are nonvoting, but are ensured the following preferences or advantages: (i) priority in the payment of capital at no premium and (ii) payment of a minimum non- cumulative dividend of 6% p.a. on the total obtained by dividing the subscribed capital stock by the total number of shares issued by the Company.

In order to comply with Law No. 10303/01, the Company’s bylaws were amended, including the first paragraph of article 10, which ensures the holders of preferred shares, every year, the right to receive dividends corresponding to 3% of net earnings per share, based on the balance sheet most recently approved, whenever the dividend established according to this criterion exceeds the dividend calculated according to the criteria previously established, as described in the preceding paragraph.

In 2010, the preferred shares were granted full voting rights since dividends had not been paid for three consecutive years, in accordance with the first paragraph of article 111 of Law 6404/76.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

26 Net operating revenue

	Consolidated
	March 2010	March 2009 Adjusted

Telecommunications service revenue - Mobile
Subscription	83,766	74,807
Use	1,955,222	1,794,681
Network use	918,789	1,045,333
Long distance	570,508	454,439
VAS – Additional services	484,153	429,683
Other	59,369	48,520
	4,071,807	3,847,463

Telecommunications service revenue – Fixed	269,111	10,962
Telecommunications service revenue – Mobile and Fixed	4,340,918	3,858,425

Goods sold	298,706	377,532
Gross operating revenue	4,639,624	4,235,957

Deductions from gross revenue
Taxes	(1,082,649)	(957,563)
Discounts given	(260,538)	(216,092)
Returns and other	(26,994)	(27,677)
	(1,370,181)	(1,201,332)

	3,269,443	3,034,625

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

27 Cost of services provided and goods sold

	Consolidated
	March 2010	March 2009

Personnel	(21,509)	(20,416)
Third party services	(91,397)	(88,355)
Interconnection	(860,659)	(852,872)
Depreciation and amortization	(386.054)	(352,990)
Telecommunications inspection fund (FISTEL)	(2,458)	(2,631)
Rentals	(55,628)	(37,619)
Other	(12,120)	(3,156)
Cost of services provided	(1, 429.825)	(1,358,039)

Cost of goods sold	(272,930)	(324,451)

Total cost of services provided and goods sold	(1, 702.755)	(1,682,490)

28 Selling expenses

	Consolidated
	March 2010	March 2009

Personnel	(93,436)	(90,781)
Third parties’ services	(483,850)	(448,741)
Advertising and publicity expenses	(117,534)	(114,542)
Loss and allowance for doubtful accounts	(92,627)	(134,453)
Telecommunications inspection fund (FISTEL)	(172,230)	(126,827)
Depreciation and amortization	(87,423)	(78,181)
Other	(16,542)	(19,020)
	(1,063,642)	(1,012,545)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

29 General and administrative expenses

	Parent Company		Consolidated
	March 2010	March 2009	March 2010	March 2009

Personnel	(344)	(350)	(36,948)	(46,762)
Third parties’ services	(62)	(2,860)	(93,424)	(87,281)
Depreciation and amortization	-	-	(109,313)	(128,609)
Other	(243)	(119)	(18,753)	(16,207)
	(649)	(3,329)	(258,438)	(278,859)

30 Other operating revenues (expenses), net

	Parent Company		Consolidated
	March 2010	March 2009	March 2010	March 2009 Adjusted

Revenues
Fines on telecommunications services	-	-	7,959	9,295
Reversal of the provision for contingencies	-	1,308	5,320	5,978
Disposal of property, plant and equipment		-	580	617
Other operating revenue	-	-	1,029	400
	-	1,308	14,888	16,290

Expenses
Amortization of deferred charges	-	-	(12)	(29)
Amortization of concessions	-	-	(84.413)	(81,413)
Taxes, fees and contributions	-	-	(2,836)	(4,979)
Provision for contingencies	22	(3,950)	(24,733)	(23,840)
Cost disposed of of property, plant and equipment	-	-	(2,815)	3,696
Other operating expenses	(8)	-	(2,104)	(2,227)
	14	(3,950)	(116.913)	(108,792)

Other operating revenue (expenses), net	14	(2,642)	(102.025)	(92,502)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

31 Financial revenue

	Parent Company		Consolidated
	March 2010	March 2009	March 2010	March 2009

Interest on financial investments	630	1,206	32,340	16,062
Interest received from clients	-	-	9,982	11,901
Monetary adjustment	129	218	12,761	4,478
Exchange variations	1	-	160,496	180,906
Other revenue	80	-	861	2,619
	840	1,424	216,440	215,966

32 Financial expenses

	Parent Company		Consolidated
	March 2010	March 2009	March 2010	March 2009

Interest on loans and financing	-	-	(75,976)	(65,675)
Interest paid to suppliers	-	-	(4,706)	(1,905)
Interest on taxes and fees	-	-	(103)	(153)
Monetary adjustment	12	(20)	(9,478)	(7,842)
Discounts given	-	-	(4,536)	(1,863)
Exchange variations	(78)	-	(188,398)	(203,002)
Other expenses	(24)	(10)	(6,952)	(4,840)
	(90)	(30)	(290,149)	(285,280)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

33 Income and social contribution tax expenses, and tax losses

	Parent Company	Consolidated
	March 2010	March 2010	March 2009

Income tax for the period	(2)	(19,095)	(27,008)
Social contribution for the period	(1)	(6,939)	(9,808)
Tax incentive - ADENE	-	-	5,114
	(3)	(26,034)	(31,702)

Deferred income tax	-	(9,477)	(8,255)
Deferred social contribution	-	(3,412)	(2,972)
	-	(12,889)	(11,227)

	(3)	(38,923)	(42,929)

The reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the income statement is set forth below:

	Consolidated
	March 2010	March 2009

Income / (loss) before income tax and social contribution	68,874	(101,085)

Combined tax rate	34%	34%

Income tax and social contribution at the combined tax rate	(23,417)	34,369

(Additions)/exclusions:
Unrecognized tax losses and temporary differences	(35,959)	(68,859)
Tax losses and recognized temporary differences	(12,889)	(11,227)
Permanent (additions)/exclusions	(1,750)	(2,426)
Tax incentive – ADENE	-	5,114
Difference from calculation of tax losses in previous years	36,809	-
Other amounts	(1,717)	100
	(15,506)	(77,298)

Income tax and social contribution charged to results for the period	(38,923)	(42,929)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

34 Transactions with Telecom Italia Group

The consolidated balances of transactions with companies of the Telecom Italia Group are as follows:

	Assets
	March 2010	December 2009

Telecom Personal Argentina (1)	2,566	1,576
Telecom Italia Sparkle (1)	13,182	11,548
Telecom Italia S.p.A. (2)	6,285	3,893
Other	748	524
Total	22,781	17,541

	Liabilities
	March 2010	December 2009

Telecom Italia S.p.A. (2)	2,795	29,728
Telecom Personal Argentina (1)	1,552	1,561
Telecom Italia Sparkle (1)	13,439	11,887
Other	606	509
Total	18,392	43,685

	Revenue
	March 2010	March 2009

Telecom Italia S.p.A. (2)	4,960	3,751
Telecom Personal Argentina (1)	1,663	1,891
Telecom Italia Sparkle (1)	4,556	1,772
Other	325	259
Total	11,504	7,673

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

	Cost/Expense
	March 2010	March 2009

Telecom Italia S.p.A. (2)	2,003	4,851
Telecom Italia Sparkle (1)	11,280	6,164
Telecom Personal Argentina (1)	1,975	1,296
Other	419	320
Total	15,677	12,631

(1) These refer to roaming, value-added services – (VAS) and assignment, of means.

(2) These amounts refer to international roaming, technical post-sales assistance and value-added services – (VAS).

On April 2, 2009, the Shareholders’ Meeting of TIM Participações approved the renewal of the cooperation and support agreement with Telecom Italia S.p.A., effective between January 3, 2009 and January 2, 2010. This agreement had been approved on May 3, 2007, by TIM Participações’ Board of Directors, and its renewal for a further 12 months (January to December 2008) was resolved at the Company’s Shareholders’ Meeting, held on March 3, 2008.

This agreement’s remaining accrued balance was R$23,296, of which R$22,690 refer to property, plant and equipment. The agreement is intended to add value to the Company by utilizing Telecom Italia’s experience in: (i) improving the effectiveness and efficiency of activities involved by adopting in-house solutions, and (ii) sharing systems, services, processes and best practices widely used in the Italian market, which can be easily customized to the Company’s requirements.

The balance sheet account balances are recorded in the following groups: accounts receivable, suppliers and other current assets and liabilities.

35 Financial instruments and risk management

Through its subsidiaries, the Company performs non-speculative derivative transactions, to reduce the exchange and interest risks involved. These transactions include by swap contracts, and accordingly, no exotic or any other kind of derivative instruments is involved.

The Company’s financial instruments are presented, through its subsidiaries, in compliance with CVM Resolution No. 566, of December 17, 2008, which in turn approved CPC Technical Pronouncement No. 14 and CVM Instruction No. 475, of December 17, 2008.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A. 02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

Accordingly, the Company and its subsidiaries disclose that the risk factors to which they are exposed are as follows:

(i) Exchange variation risks

The exchange variation risks refer to the possibility of subsidiaries incurring losses on unfavorable exchange rate fluctuation, which would raise the outstanding balances of loans taken in the market along with the related financial charges. In order to eliminate this kind of risk, the subsidiaries enter into swap contracts with financial institutions.

As of March 31, 2010, the subsidiaries’ financing indexed to foreign currency was fully covered by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are charged to income of the Company and its subsidiaries.

Besides the loans taken by the subsidiaries, which involve swap contracts, no other financial assets are indexed to foreign currencies.

(ii) Interest rate risks

Interest rate risks relate to:

- the possibility of variations in the fair value of financing obtained by TIM Celular at fixed interest rates, in the event these rates do not reflect the market’s current conditions. In order to mitigate this type of risk, TIM Celular enters into swap contracts with financial institutions, and changes the fixed interest rates charged on the financing to a percentage of the CDI. Any gains or losses arising from these swap contracts are charged to income of the subsidiary TIM Celular;

- the possibility of variations in the fair value of TJLP-indexed financing taken by the subsidiary TIM Celular, in the event these rates do not ratably follow that of the Interbank Deposit Certificates (CDI). In order to mitigate this type of risk, the subsidiary TIM Celular enters into swap contracts with financial institutions, and changes the TJLP rate charged on the financing into a percentage of the CDI. Any gains or losses arising from these swap contracts are charged to income of the subsidiary TIM Celular;

- the possibility of unfavorable changes in interest rates, which would result in higher financial expenses for the subsidiaries due to the indebtedness and the obligations assumed by the subsidiaries under the swap contracts indexed to floating interest rates (CDI percentage). However, as of March 31, 2010, the subsidiaries’ financial funds were invested primarily in Interbank Deposit Certificates (CDI), and this considerably reduces such risk.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A. 02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

(iii) Credit risk inherent to provision of services

This risk is related to the possibility of the subsidiaries incurring losses from the difficulty in collecting amounts billed to customers. In order to mitigate this risk, the subsidiaries perform credit analysis that assists management of risks related to collection problems, and monitor accounts receivable from subscribers, blocking the use of services by customers in case they default on payment of their bills. As of March 31, 2010 and 2009, no customers accounted for more than 10% of net receivables from services provided or of revenue from services rendered in the quarters then ended.

(iv) Credit risk inherent to the sale of phone sets and prepaid telephone cards

The policy adopted by the subsidiaries for the sale of phone sets and distribution of prepaid telephone cards is directly related to credit risk levels accepted in the regular course of business. The choice of partners, the diversification of the accounts receivable portfolio, the monitoring of loan conditions, the positions and limits defined for orders placed by traders, and the adoption of guarantees are procedures adopted by the subsidiaries to minimize possible collection problems with their business partners. As of March 31, 2010 and 2009, no customers accounted for more than 10% of net receivables from the sale of goods or of revenue from the sale of goods in the quarters then ended.

(v) Financial credit risk

This risk relates to the possibility of the subsidiaries incurring losses from the difficulty in realizing their short-term investments and swap contracts due to bankruptcy of the counterparties. The subsidiaries minimize the risk associated with these financial instruments by operating only with sound financial institutions, and adopting policies that establish maximum risk concentration levels by institution.

There is no concentration of available resources in connection with the work, services, concessions or rights mentioned above, which, if suddenly eliminated, could significantly impact the operations of the subsidiaries.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A. 02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

Fair value of derivative financial instruments

The consolidated derivative financial instruments are as follows:

	March 2010			December 2009
	Assets	Liabilities	Net	Assets	Liabilities	Net

Derivative transactions	86,062	146,504	(60,442)	78,264	161,322	(83,058)

Current portion	54,231	53,037		49,237	48,122
Noncurrent portion	31,831	93,467		29,027	113,200

As of March 31, 2010, the long-term, consolidated financial derivative instruments matured as follows:

	Assets	Liabilities
2011	2,772	1,207
2012	2,395	784
2013	526	18
2014	0	0
From 2015 on	26,138	91,458
	31,831	93,467

The fair values of derivative financial instruments of the subsidiaries were determined based on future cash flows (asset and liability position), taking into account the contracted conditions and bringing those flows to present value by means of the discounted future CDI rate disclosed in the market. The fair values were estimated at a specific time, based on information available and on the Company’s own valuation methodologies.

The Company’s hedge policy against financial risk – Summary

The Company’s policy stipulates the adoption of swap mechanisms against financial risks involved in financing taken in foreign or local currency, in order to control the exposure to risks related to exchange variation and interest rate variation.

The contracting of derivative financial instruments against exchange exposure should occur simultaneously with the debt contract that originated the exposure. The level of risk coverage to be contracted for these exchange exposures is 100% in terms of time and amount.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

With regard to the exposure to risk factors in local currency arising from financing linked to fixed interest rates or TJLP, given that the yield on the subsidiaries’ cash and cash equivalents is based on the CDI, their strategy is to change part of these risks into exposure to the CDI.

As of March 31, 2010 and December 31, 2009, no type of margin or guarantee applied to transactions with derivative instruments entered into by the Company and its subsidiaries.

The criteria for selection of financial institutions rely on parameters that take into account the rating provided only by renowned risk analysis agencies, the shareholders’ equity and the degree of concentration of operations and funds.

The table below shows the derivative instruments transactions contracted by the subsidiaries and effective as of March 31, 2010 and December 31, 2009:

	Object		Reference Amount
			(Notional)		Fair Value
			March	December		December
		Currency	2010	2009	March 2010	2009

Fixed interest risk vs.	Part of financing
CDI	obtained from BNB	BRL	52,353	58,878
Assets position					88,556	97,050
Passive position					(79,365)	(87,767)
Net balance					9,191	9,283

TJLP risk vs. CDI	Part of financing	BRL	302,008	325,789	299,303	323,077
Active position	obtained from BNDES				(298,619)	(321,846)
Liabilities position					684	1,231
Net balance

USD exchange risk vs.	Full protection against
CDI	exchange variation risk USD		939,445	939,445
Active position	of Res. 2770 Lines				855,709	839,010
Passive position	granted by the banks				(937,663)	(943,693)
	Santander, ABN
	AMRO and Unibanco,
	in addition to loans
	obtained from BNP
Net balance	Paribas and BEI				(81,954)	(104,683)

JPY exchange risk vs.	Full protection against
CDI	exchange variation	JPY	146,836	146,836
Active position	risk of Res. 2770				193,054	188,970
Passive position	Lines granted by				(181,417)	(177,859)
Net balance	Banco Santander,				11,637	11,111

TOTAL			1,440,642	1,470,948	(60,442)	(83,058)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

Fixed interest swap vs. CDI

These derivative instruments are intended to protect the subsidiary TIM Celular against possible loss in the case of increase in the interest rate set by Banco Nordeste do Brasil (BNB), as required by the provisions dealing with financial charges on transactions carried out with the Constitutional Financing Fund’s resources, obtained for financing of the expansion of the Company’s network in the Northeastern region in 2004 and 2005. Said derivative instruments mature every month through April 2013 and protect approximately 57.95% of all the financing obtained from BNB by TIM Celular.

Based on BNB’s current reference rate of 10% p.a., the financing obtained by the subsidiary TIM Celular and the respective derivative instruments contracted as part of these financing transactions average 11.17% p.a. as a receivable item and 73.14% of the CDI as a payable item. A possible reversal scenario would occur if the CDI exceeded the level of 15.27% p.a. These derivative instruments were contracted from Santander and Unibanco, currently Banco Itaú BBA S.A.

TJLP Swaps vs. CDI

These derivative instrument transactions are intended to protect the subsidiary TIM Celular against possible loss due to increase in BNDES’s reference rate (TJLP) for financing contracted with this institution in 2005. Its payable portion is contracted at an average cost equivalent to 90.80% of the CDI. These transactions currently protect 17.71% of the total financing taken from BNDES. As of March 31, 2010, the subsidiary TIM Celular recorded a net gain from this transaction, having the following banks as partners: Santander and UNIBANCO, now named Banco Itaú BBA S.A.

Exchange Swaps vs. CDI

The derivative instruments of this type are intended to hedge the subsidiary TIM Celular against exchange risks involved in contracts signed under BACEN Resolution No. 2770, hereafter “2770,” indexed to the USD and JPY, and simultaneously contracted with the respective financing of the foreign currency loan obtained from BNP Paribas and also of the foreign currency loan obtained from BEI. All 2770 lines are protected at an average rate of 129.72% of the CDI for USD-denominated contracts and 114.50% for JPY-denominated ones, the loan from BNP Paribas being hedged at an average cost of 95.01% of the CDI and the loan from BEI, hedged at an average cost of 96.41% of the CDI. As a receivable item, a swap is contracted using the same coupon of the drawn line. In this case, the exchange variation on financing is fully offset by the variation on contracted swaps.

These swap contracts mature on the same date as the debt, i.e., until July 2010 for the financing raised though lines of credit set forth by Resolution 2770, until 2016 for the loan from BEI and until 2017 for the loan from BNP Paribas. These derivative instruments were contracted with the banks Santander, Unibanco (currently Banco Itaú BBA S.A.), ABN AMRO (currently Banco Santander), Citibank, Morgan Stanley and BES.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

Statement of Sensitivity Analysis – Effects of the variation in fair value of the swaps

For identifying possible distortions on consolidated derivative instruments currently in force, a sensitivity analysis was made considering three different scenarios (probable, possible and remote) and the respective impact on the results attained, namely:

	March	Probable	Possible	Remote
Description	2010	Scenario	Scenario	Scenario

Fixed rate debt (partial amount)	(88,556)	(88,556)	(85,837)	(83,301)
Fair value of swap receivable	88,556	88,556	85,837	83,301
Fair value of swap payable	(79,365)	(79,365)	(78,698)	(78,055)
Swap net exposure	9,191	9,191	7,139	5,246

TJLP-indexed debt (partial amount)	(299,303)	(299,303)	(289,551)	(279,414)
Fair value of swap receivable	299,303	299,303	289,551	279,414
Fair value of swap payable	(298,619)	(298,619)	(297,961)	(297,363)
Swap net exposure	684	684	(8,410)	(17,949)

USD-indexed debt (Res. 2770, BNP Paribas and BEI)	(855,709)	(855,709)	(1,104,779)	(1,367,907)
Fair value of swap receivable	855,709	855,709	1,104,779	1,367,907
Fair value of swap payable	(937,663)	(937,663)	(936,617)	(935,838)
Swap net exposure	(81,954)	(81,954)	168,162	432,069

JPY-indexed debt (Resolution 2770)	(193,054)	(193,054)	(241,317)	(289,581)
Fair value of swap receivable	193,054	193,054	241,317	289,581
Fair value of swap payable	(181,417)	(181,417)	(181,556)	(181,692)
Swap net exposure	11,637	11,637	59,761	107,889

Because the subsidiaries own only financial derivative instruments intended to safeguard their financial debt, the changes in the scenarios are accompanied by the respective hedge instrument, thus showing that the exposure effects arising from swaps are not significant. In connection with these transactions, the subsidiaries disclosed the fair value of debt and of the financial derivative instrument on separate lines (see above), so as to provide information on their net exposure in each of the three scenarios.

Note that all transactions with financial derivative instruments contracted by the subsidiaries are solely intended as hedges. Consequently, any increase or decrease in their respective market values will correspond to an inversely proportional change in the corresponding portion of the financial debt underlying the financial derivative instruments contracted by the subsidiaries.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

Our sensitivity analyses referring to the derivative instruments in effect as of March 31, 2010 basically rely on assumptions relating to variations of the market interest rate and TJLP, as well as variations of foreign currencies underlying the swap contracts. These assumptions were chosen solely because of the characteristics of our derivative instruments, which are exposed only to interest rate and exchange rate variations.

Given the characteristics of the subsidiaries’ financial derivative instruments, our assumptions basically took into consideration the effect of a reduction in the main indices (CDI and TJLP) and fluctuation of the foreign currencies used in swap transactions (USD and JPY), with the following percentages and quotations as a result:

Risk variable	Probable scenario	Possible scenario	Remote scenario

CDI	8.61%	10.76%	12.92%
TJLP	6.00%	7.50%	9.00%
USD	1.7810	2.2263	2.6715
JPY	0.0191	0.0238	0.0286

Gains and losses in the period

March
A descriptive table of gains (losses) on derivative instruments	2010

Fixed interest risk vs. CDI	690
TJLP risk vs. CDI	1,667
USD exchange risk vs. CDI	5,029
JPY exchange risk vs. CDI	526
Net gains	7,912

36 Pension plans and other post-employment benefits

	Parent Company
	March 2010	December 2009

Term of atypical contractual relationship (TRCA)	4,004	4,067
PAMA	715	715
	4,719	4,782

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

	Consolidated
	03/2010	12/2009

Term of atypical contractual relationship (TRCA)	4,004	4,067
PAMA	3,187	3,187
PAMEC/active participants´ policy	273	273
	7,464	7,527

Supplementary Pension Plan

On August 7, 2006, the Company`s Board of Directors approved the implementation by Itaú Vida e Previdência S.A. of PGBL and VGBL Supplementary Pension Plans for the Company and TIM Celular. All employees not benefiting from pension plans sponsored by the Company and its subsidiaries were eligible for these supplementary plans.

As of August 2000, Intelig’s employees are eligible for a defined contribution benefit plan managed by HSBC Fundo de Pensão pension fund. Despite being structured as a defined contribution benefit plan, the plan ensures a minimum benefit of three minimum salaries, which is a defined benefit for low-income beneficiaries.

Term of Atypical Contractual Relationship

The Company is the succeeding sponsoring company, as a result of the partial spin-off of Telecomunicações do Paraná S.A – TELEPAR, of the private pension plans introduced in 1970 under a Collective Agreement, approved by the Atypical Contractual Agreement entered into by said company and the Unions representing the professional categories then existing.

This agreement covers 86 employees hired before December 31, 1982, to whom a supplementary pension plan is granted, on the condition that retirement only occurs after a minimum service time of 30 years for men and 25 years for women.

As a result of the Telebrás spin-off in June 1998, the Company opted for extinguishing this supplementary pension plan. Accordingly, the participants were entitled to payment in cash of accumulated benefits or transfer of the obligations assumed under this plan to the PBT-SISTEL plan. Most of the participants opted for payment in cash or enrollment in the PBT-SISTEL plan. The remainder, duly provided for, will be used to cover benefits due to the employees who have not made their option (4 employees as of March 31, 2010 and December 31, 2009).

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

SISTEL and TIMPREV

The Company and TIM Celular have sponsored a private defined benefit pension plan for a group of TELEBRÁS system’s former employees, which is managed by Fundação Sistel de Seguridade Social – SISTEL, as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

Given that in 1999 and 2000 the sponsors of the pension plans managed by SISTEL had already negotiated conditions for the creation of individual pension plans for each sponsoring company and maintenance of joint liability only in relation to the participants already assisted on January 31, 2000, the Companies and their subsidiaries, like other companies resulting from the former TELEBRÁS system, created in 2002 a defined contribution pension plan meeting the most modern social security standards adopted by private companies, and enabling migration to this plan of the employee groups linked to SISTEL.

On November 13, 2002, the Brazilian Secretariat for Supplementary Pension Plans, through official ruling CGAJ/SPC No. 1917, approved the statutes of the new pension plan, hereafter the Statutes of TIMPREV Benefits Plan, as a defined contribution plan, which provide for new conditions for granting and maintaining benefits, as well as the rights and obligations of the Plan Managing Entity, the sponsoring companies, participants and the beneficiaries thereof.

Under this new plan, the sponsor’s regular contribution will correspond to 100% of a participant’s basic contribution, and TIMPREV’s managing entity will ensure the benefits listed below, under the terms and conditions agreed upon, with no obligation to grant any other benefits, even if the govern-sponsored social security entity starts granting them:

• Normal retirement pension
• Early retirement pension
• Disability pension
• Deferred proportional benefit
• Death pension

However, as not all of the Company’s and its subsidiaries’ employees have migrated to TIMPREV, the pension and health care plans deriving from the TELEBRÁS system briefly listed below remain:

PBS: defined benefits plan of SISTEL, which includes active employees who participated in the plans sponsored by the companies of the former TELEBRÁS system;

PBS Assistidos: a private, multi-sponsored pension plan for inactive employees ;

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

Convênio de Administração: for managing pension payment to retirees and pensioners of the predecessors of the subsidiary companies;

PAMEC/Apólice de Ativos: health care plan for pensioners of the predecessors of the subsidiary companies;

PBT: defined-benefit plan for pensioners of the predecessors of the company and its subsidiaries;

PAMA: health care plan for retired employees and their dependents, on a shared-cost basis.

In accordance with the rules established by NPC-26 issued by the Institute of Independent Auditors of Brazil – IBRACON, and approved by CVM Resolution No. 371, the plans having a surplus are not recorded by the Company, as it is impossible to recover these amounts, and also considering that the amount of contributions will not be reduced for the future sponsor.

On January 29, 2007 and April 9, 2007, through the Brazilian Secretariat for Supplementary Pension Plans - SPC, the Ministry of Social Security approved the transfer of the management of the benefits plans PBS–Tele Celular Sul, TIM Prev Sul, PBT–TIM, Convênio de Administração, PBS–Telenordeste Celular and TIM Prev Nordeste (according to SPC/DETEC/CGAT Communications Nos. 169, 167, 168, 912, 171 and 170, respectively) from SISTEL to HSBC –Fundo de Pensão.

The other plans - PAMA and PBS Assistidos – continue to be managed by SISTEL. The only exception is Plano PAMEC, which was extinguished, with the Company remaining responsible for coverage of the respective benefit, which from now on is called PAMEC/Apólice de Ativos.

In view of the approval of the proposed migration by the Board of Directors in January 2006, and the approvals by the Ministry of Social Security, the transfer of the above mentioned funds from SISTEL to HSBC – Fundo de Pensão came into effect in April 2007.

In the quarter ended March 31, 2010, the contributions to the pension funds and other post-employment benefits totaled R$34 (R$46 in the same period of 2009).

37 Management’s Fees

The salaries and short-term benefits paid to the Company’s and its subsidiaries’ management in the quarter ended March 31, 2010, totaled R$788 (R$1,016 in the same period of 2009).

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

38 Insurance

The Company and its subsidiaries maintain a policy for monitoring the risks inherent to their operations. Thus, as of March 31, 2010, the Company and its subsidiaries had insurance coverage against operating risks, third party liability, and health, among others. The Management of the Company and its subsidiaries find the insurance coverage sufficient to cover eventual losses. The table below shows the main assets, liabilities or interests insured and their respective amounts:

Types	Amounts Insured
Operating Risks	R$16,628,748
General Third Party Liability - RCG	R$40,000
General Third Party Liability – RCG	R$25,000
100% FIPE Chart. R$1,000 for civil liability
(Property Damages and Personal Injury) and
Cars (Executive and Operational Fleets)	R$100 for Pain and Suffering.
100% FIPE Chart. R$1,700 for civil liability
(Property Damages and Personal Injury) and
Cars (Executive and Operational Fleets)	R$200 for Pain and Suffering and APP.

39 Commitments

Rentals

The equipment and property rental agreements signed by the Company and its subsidiaries have different maturity dates. Below is a list of minimum rental payments to be made under such agreements:

2011	318,133
2012	330,222
2013	342,770
2014	355,796
2015	369,316
1,716,237

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

40 Transactions with Telefónica Group

On April 28, 2007, Assicurazioni Generali SpA, Intesa San Paolo S.p.A, Mediobanca S.p.A, Sintonia S.p.A and Telefónica S.A., entered into an agreement to acquire the whole capital of Olímpia S.p.A., a company which, in turn, held approximately 18% of the voting capital of Telecom Italia S.p.A., the indirect parent company of TIM Participações. This acquisition was made through Telco S.p.A (“Telco”). With the implementation of the transacion in October 2007, Telco came to hold 23.6% of the voting capital of Telecom Itália S.p.A., the indirect parent company of TIM Participações.

Through its Act No. 68.276/2007, published in the Federal Government Official Gazette of November 5, 2007, ANATEL approved the transaction and imposed certain restrictions to guarantee absolute segregation of businesses and operations performed by the Telefónica and TIM groups in Brazil. For purposes of ANATEL’s requirements, TIM Brasil and TIM Celular submitted to ANATEL the necessary measures to ensure this segregation de facto and de jure in Brazil, so that Telefónica’s participation in Telco S.p.A. cannot characterize influence on the financial, operational and strategic decisions made by TIM’s Brazilian operations. Therefore, TIM continues to operate in the Brazilian market on the same independent and autonomous basis as before.

The agreements between the operators of the TIM group controlled by TIM Participações and the operators of the Telefónica group in Brazil, in force at March 31, 2010, refer solely to telecommunications services covering interconnection, roaming, site-sharing and co-billing procedures, as well as contracts relating to CSP (operator code) at regular price and conditions, in accordance with applicable legislation. As of March 31, 2010, the receivables and payables arising from these agreements amounted to R$134,244 and R$92,709 respectively (R$133,504 and R$99,145 as of December 31, 2009). The amounts charged to income by the Company after approval of the transaction represent operating revenue and expenses totaling R$321,208 and R$212,988 respectively (R$333,517 and R$198,310 as of March 31, 2009).

41 Supplementary information (not audited)

For purposes of adequate comparison, we present below the pro forma statement of operations as if the merger discussed in note 2 had occurred on January 1, 2009. The pro forma financial statements were prepared on a combined basis, considering the balances of TIM Participações, its direct and indirect subsidiaries and Intelig, and eliminating intercompany balances whenever applicable.

This information is being presented only to allow further analyses deriving from the comparison of balances and transactions. This information does not intend to represent what could have occurred if the companies were under common control nor does it represent the financial statements of a separate legal entity or is indicative of future results.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

Unaudited Consolidated pro forma figures

March 2009
Gross operating revenue
Telecommunications services	4,080,107
Sale of goods	377,532
4,457,639

Deductions from gross revenue	(1,283,952)

Net operating revenue	3,173,687

Cost of services provided	(1,473,134)
Cost of goods sold	(324,451)
Gross profit	1,376,102

Operating income (expenses):
Selling expenses	(1,031,518)
General and administrative expenses	(302,454)
Other operating income	16,290
Other operating expenses	(111,933)
(1,429,615)

Operating income before financial income	(53,513)

Financial revenue (expenses):
Financial revenue	217,710
Financial expenses	(286,507)
(68,797)

Operating income	(122,310)

Provision for income and social contribution taxes	(42,929)

Loss for the period	(165,239)

The Company’s pro forma income is primarily affected by the exchange variation of the acquired company HOLDCO/Intelig (note 2).

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

42 Subsequent events

On April 27, 2010, the Shareholders’ Meeting of TIM Participações approved the renewal of the cooperation and support agreement with Telecom Italia S.p.A. and TIM Celular effective between January 3, 2010 and January 2, 2011 up to the approximate amount to R$ 20.700 (note 34).

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

Report of Independent Accountants on Limited Review

To the Board of Directors and Stockholders TIM Participações S.A.

1 We have reviewed the accounting information included in the Quarterly Information (ITR) of TIM Participações S.A. and subsidiaries (parent company and consolidated), for the quarter ended March 31, 2010, comprising the balance sheet and the statements of income, of changes in stockholders’ equity and of cash flows, explanatory notes and the performance report. This Quarterly Information is the responsibility of the Company’s management.

2 Our review was carried out in accordance with specific standards established by IBRACON - Institute of Independent Auditors of Brazil, in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the Quarterly Information; and (b) a review of information and of subsequent events which have, or could have, significant effects on the financial position and operations of the Company and its subsidiaries.

3 Based on our limited review, we are not aware of any material modifications that should be made to the accounting information included in the Quarterly Information referred to above in order that it be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of Quarterly Information, in accordance with the standards issued by the Brazilian Securities Commission (CVM).

4 As mentioned in Note 3, the Brazilian Securities Commission (CVM) approved various Pronouncements, Interpretations and Technical Orientations issued by the Brazilian Accounting Pronouncements Committee (CPC) to be effective in 2010, which altered the accounting practices adopted in Brazil. As permitted by CVM Deliberation 603/09, the Company's management opted to use the accounting standards adopted in Brazil until December 31, 2009 to present its Quarterly Information (ITR). As required by that Deliberation, the Company disclosed in Note 3 that fact, as well as a description of the main alterations that may impact its annual financial statements, and the reasons why it is not possible to estimate their possible effects on the shareholders' equity and net income for the quarter.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2010

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

5 The Quarterly Information mentioned in paragraph 1 also includes comparative accounting information related to the statement of income for the quarter ended March 31, 2009, obtained from the corresponding ITR for that quarter, and to the balance sheet as of December 31, 2009, obtained from the financial statements at December 31, 2009. The limited review of the ITR for the quarter ended March 31, 2009 and the audit of the financial statements for the year ended December 31, 2009 were conducted by other independent auditors whose limited review report thereon, dated April 22, 2009, and opinion thereon, dated February 12, 2010, respectively, were unqualified.

Rio de Janeiro, May 3, 2010

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" RJ

Sérgio Eduardo Zamora
 Contador CRC 1SP168728/O-4 "S" RJ

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 04, 2010	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.